

02024231

ARS
P.E. 12/31/01

REC'D S.E.C.
MAR 2 5 2002
071







INTERNATIONAL SHIPHOLDING CORPORATION

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

2001 Annual Report

INTERNATIONAL SHIPHOLDING CORPORATION



The Company's newest vessel, U.S. Flag Pure Car/Truck Carrier "GREEN LAKE," clears the Francis Scott Key Bridge at Baltimore enroute to the open sea.

2001 Annual Report

INTERNATIONAL SHIPHOLDING CORPORATION

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

The following summary of selected consolidated financial data is not covered by the auditors' report appearing elsewhere herein. However, in the opinion of management, the summary of selected consolidated financial data includes all adjustments necessary for a fair representation of each of the years presented.

This summary should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

	Year Ended December 31,				
(All Amounts in Thousands Except Share and Per Share Data)	**2001 (1)**	2000	1999 (2)	1998	1997
Income Statement Data:					
Revenues	**$ 304,370**	$ 357,105	$ 373,209	$ 384,148	$ 391,056
Impairment Loss	**$ (81,038)**	—	—	$ (7,000)	—
Gross Voyage (Loss) Profit	**$ (53,808)**	$ 49,475	$ 66,681	$ 57,791	$ 55,403
Operating (Loss) Income	**$ (73,885)**	$ 32,515	$ 53,972	$ 39,147	$ 29,949
(Loss) Income Before Extraordinary Item	**$ (64,434)**	$ 148	$ 14,623	$ 7,305	$ 2,155
Extraordinary Item	**$ 15**	$ 688	—	(1,029)	—
Net (Loss) Income	**$ (64,419)**	$ 836	$ 14,623	$ 6,276	$ 2,155
Basic and Diluted Earnings Per Share:					
(Loss) Income Before Extraordinary Item	**$ (10.59)**	$ 0.03	$ 2.28	$ 1.09	$ 0.32
Extraordinary Item	—	$ 0.11	—	$ (0.15)	—
Net (Loss) Income	**$ (10.59)**	$ 0.14	$ 2.28	$ 0.94	$ 0.32
Balance Sheet Data:					
Working Capital	**$ 25,501**	$ 28,183	$ 35,571	$ 44,914	$ 39,961
Total Assets	**$ 460,403**	$ 695,176	$ 735,003	$ 689,804	$ 618,204
Long-Term Debt (including Capital Lease Obligations and Current Liabilities to be Refinanced)	**$ 240,276**	$ 359,864	$ 400,442	$ 361,425	$ 309,340
Stockholders' Investment	**$ 114,905**	$ 181,532	$ 182,484	$ 177,108	$ 172,805
Other Data:					
EBITDA (3)	**$ 54,100**	$ 95,469	$ 116,325	$ 109,049	$ 91,637
Cash Dividends Per Share of Common Stock (4)	**$ 0.125**	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Weighted Average Shares of Common Stock Outstanding	**6,082,887**	6,082,954	6,424,193	6,682,216	6,682,887

(1) Results for 2001 reflect an Impairment Loss of approximately $81.0 million, in accordance with FASB 121, "Accounting for the Impairment of Long-lived Assets." This non-cash charge was made to write down certain assets to estimated market value as part of the reclassification of the Company's U.S. Flag LASH Service, its Cape-Size Bulk Carrier and certain Special Purpose barges to "Assets Held for Disposal" and impairment charges recorded on the Company's Foreign Flag LASH Liner service.

(2) Results for 1999 include the proceeds from a settlement with Seminole Electric Cooperative, Inc. ("Seminole") resulting from their early termination of the Company's coal transportation contract. The reported settlement of approximately $20.6 Million was net of related expenses of approximately $1.8 Million.

(3) EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), as presented above, which includes gains and losses on sales of assets, represents income before interest expense and provision (benefit) for income taxes, plus depreciation, amortization of deferred charges and acquired contract costs, impairment losses, and extraordinary items. EBITDA is not presented as an alternative to net income or cash flow as an indicator of the Company's operating performance or liquidity, but rather to provide additional information related to debt service capacity. Certain reclassifications have been made to prior period amounts in order to conform to current year presentation.

(4) For 2001, cash dividends represent payments applicable for only 1st and 2nd quarters due to the election to suspend quarterly dividend payments on Common Shares of stock thereafter.

TO THE SHAREHOLDERS

Net loss for the fourth quarter ended December 31, 2001 was ($1.502 Million) compared with a net profit for the fourth quarter 2000 of $775,000 which included a gain of $848,000 on the sale of surplus tugboats previously used to tow LASH vessels and $446,000 on the early retirement of certain of the Company's 7.75% Notes.

For the twelve months ended December 31, 2001, net loss was ($64.419 Million) which included Impairment Losses initially reported in our Form 10-Q for the quarterly period ended June 30, 2001. Please refer to this report for further details. If you would like to receive an additional copy of this Form 10-Q, please let us know and we will be glad to send it to you.

Operating Income for the year ended December 31, 2001 was a loss of ($73.885 Million) which included the aforementioned charge for Impairment Loss on Assets Held for Disposal of $81.038 Million, after reflecting certain fourth quarter refinements. Operating income for the year ended December 31, 2000 was a positive $32.515 Million.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) for the year 2001 were $54.100 Million compared to $95.469 Million for the year 2000.

In connection with the comment concerning repurchase of 7.75% Notes maturing 2007, the position today is that the balance outstanding of the Company's Two Note Issues is, as follows:–

> Balance outstanding of 9% Notes maturing 2003 is $38.085 Million and 7.75% Notes maturing 2007 is $84.730 Million.

The Company has called at par an additional $10 Million of the 2003 Notes which will be repaid on March 29, 2002, leaving a balance due on this issue of $28.085 Million. The Company's plan provides for the orderly retirement of the balance of these Notes within the required time frame, including repayment of other debt in accordance with scheduled maturities. The future projected earnings and the proceeds from the sale of Assets Held for Disposal will provide the cash flow to meet these debt obligations.

Subsequent to the aforementioned charge for Impairment Loss taken on June 30, 2001, the Company was able to continue certain cargo contracts for its Trans-Atlantic LASH service. Therefore, the accounting charge for the two LASH vessels and barges used in this service was reversed and the operation of these two vessels will continue for the foreseeable future. Of the four U.S. Flag LASH vessels used in the Waterman service between U.S. Gulf and Atlantic coast ports and the Middle East, East Africa, the Indian Sub-Continent, and Southeast Asia, two have been sold, together with some of the LASH barges, for demolition at approximately the price levels used in taking the aforementioned Accounting Charge. The other two vessels continue in operation to fulfill cargo commitments and will be disposed of in 2002 or reassigned to other acceptable employment. Meantime, the Company continues to review options it has for substituting other vessels for the LASH vessels that have been used in this service. The third remaining vessel in the Waterman LASH fleet, M.V. "HICKORY," remains in layup in Southeast Asia pending her future disposition.

As previously reported, the "AMAZON," a Cape-Size Bulk Carrier that had been held for disposal, was sold in September, 2001.

The "BALI SEA" and "BANDA SEA" began operating on our newly established railroad car ferry service between Mobile, Alabama and Coatzacoalcos, Mexico, in February 2001. While the results of this new service contributed to the loss in 2001, cargo bookings have gradually improved.

One of the vessels was placed in temporary idle status last month while the other continued to perform in the service. We expect a modest loss for this service in the first quarter 2002 to be followed by profitable voyages thereafter.

The four U.S. Flag and two international flag Pure Car/Truck Carriers continue to operate satisfactorily on time charters to major Far Eastern charterers.

The three U.S. Flag RO/RO vessels chartered to the U.S. Navy also performed as scheduled during the year. Our Ice-Strengthened Multi-Purpose vessel, "GREEN WAVE," has continued to operate satisfactorily on charter to the U.S. Navy serving Arctic and Antarctic bases.

Service in the domestic coastwise trades continued to be performed satisfactorily by our U.S. Flag Molten Sulphur Carrier "SULPHUR ENTERPRISE" and the U.S. Flag, Conveyor-equipped Coal Carrier, "ENERGY ENTERPRISE." The latter vessel again also performed two Trans-Atlantic voyages during the year carrying bulk grain.

The Ocean Transportation Contract under which the Company has operated serving the movement of supplies for a major mining company to Irian Jaya, Indonesia continued to be serviced by one chartered multi-purpose vessel, one small chartered tanker and two container ships.

In addition to the sale of assets mentioned above, we also disposed of three other LASH vessels for demolition during 2001 that previously had been on long-term charter to the U.S. Navy. These sales contributed about $4.7 Million to the loss for the year mostly off-set by a gain of approximately $4.485 Million on the "GREEN LAKE" sale mentioned below.

The U.S. Flag Pure Car/Truck Carrier "GREEN LAKE," one of the first vessels of this type that we had constructed in Japan in 1987 was sold and the proceeds used to replace it with a new Car/Truck Carrier to carry the same name. It is one of the four U.S. Flag vessels operated on long-term charter to a major Far Eastern charterer mentioned above. Other assets that were no longer needed for future operation were also disposed of profitably during the year for approximately $1 Million.

As a result of the accounting charge taken on June 30, 2001, and as previously reported, the Company has suspended payment of dividends.

The Annual Meeting of the Shareholders will be held in New Orleans on April 17, 2002.

We extend our thanks to the officers and crews aboard our vessels, our shoreside staff, and our agents in the United States and abroad for their continued service to the Company. We wish our shareholders a healthy and prosperous 2002.



Niels W. Johnsen
Chairman



Erik F. Johnsen
President

February 21, 2002

International Shipholding Corporation, through its subsidiaries and associates, is engaged in various types of waterborne freight transportation—LASH (for Lighter Aboard SHip) carriage, Pure Car/Truck Carrier services, Roll-On/Roll-Off, Breakbulk and Bulk Carrier services, domestic coastwise services, inland vessel, barge transportation, and railcar ferry services—with emphasis on medium to long-term contracts and charters. The Company has offices in New York, New Orleans, and Washington, D.C., and maintains a network of marketing agents in major cities worldwide.

Principal subsidiaries of the Company include Central Gulf Lines, Inc., Waterman Steamship Corporation, Forest Lines Inc., LCI Shipholdings, Inc., and CG Railway, Inc., who together operated a fleet of 36 modern vessels in 2001.

LASH

In July, 2001 Waterman Steamship Corporation announced it intended to terminate its LASH Service and was in transition for substitute vessels. During 2001, it operated four U.S. Flag LASH vessels in a liner service between the U.S. Gulf and Atlantic coasts and the Middle East, East Africa, South Asia, and Southeast Asia. As programmed, two of the vessels were sold in early 2002, and the remaining two vessels continue in the same service areas pending disposal.

Waterman also operated a fifth U.S. Flag LASH vessel under charter to the U.S. Navy's Military Sealift Command ("MSC") until completion of the charter in mid-2001, after which the vessel was sold.

Two U.S. Flag LASH vessels, formerly operated by Central Gulf Lines, Inc. under charters to the MSC expiring in November, 2000 and February, 2001, respectfully, were redeployed on commercial voyages to South Asia and then sold in 2001.

During 2001, two of the Company's international flag LASH vessels were being operated in a Trans-Atlantic liner service by a Company subsidiary, Forest Lines Inc. The service is continuing to be operated in 2002.

One of the Company's international flag LASH vessels, "HICKORY," is currently in Southeast Asia pending future employment.

FLASH

During 2001, one 8-LASH barge capacity, ocean towed, float-on/float-off feeder LASH (FLASH) vessel was being operated between various Southeast Asian ports as an integral part of the Waterman service.

DOCKSHIP

The 15-LASH barge capacity float-on/float-off DOCKSHIP is being operated in conjunction with Forest Lines' Trans-Atlantic LASH service to facilitate movement of LASH barges between European ports.

PURE CAR/TRUCK CARRIERS

The Company's fleet of six modern carriers, including four U.S. Flag Pure Car/Truck Carriers, and two international flag Pure Car/Truck Carriers, continued during 2001 to operate satisfactorily on time charters to major Far Eastern charterers.

One U.S. Flag Pure Car Carrier, "GREEN LAKE," was sold in the third quarter of 2001, and was replaced in a nearly parallel transaction by a newer and larger U.S. Flag Pure Car/Truck Carrier of the same name.

ROLL-ON/ROLL-OFF SERVICES

The Company, through its Waterman Steamship Corporation subsidiary, is operating three modern U.S. Flag Roll-On/Roll-Off vessels under long-term charters to the MSC.

ICE STRENGTHENED MULTI-PURPOSE VESSELS

The Company operates two Multi-Purpose vessels. One of the vessels is a U.S. Flag Ice Strengthened Multi-Purpose vessel, the "GREEN WAVE," which continues to operate satisfactorily on charter to the MSC. The second vessel is being operated under a lease agreement servicing the Company's contract in Indonesia.

CAPE-SIZE BULK CARRIERS

The Company's 148,000 DWT. Cape-Size Bulk Carrier, "AMAZON," was sold during the third quarter of 2001. The Company owns a 12.5% interest in two newly built Cape-Size Bulk Carriers.

SULPHUR CARRIER

The Company's U.S Flag vessel, "SULPHUR ENTERPRISE," continued during 2001 to carry molten sulphur in bulk from Louisiana to U.S. Gulf ports under its long-term contract with a large mineral resource company.

COAL CARRIER

The Company's self-unloading, conveyor-belt equipped U.S. Flag Coal Carrier, "ENERGY ENTERPRISE," is being operated under a long-term charter to a major New England electric utility carrying coal in the U.S. Coastwise Trade.

C G RAILWAY, INC.

The Company's every four-day interline rail-ferry service between Mobile, Alabama and Coatzacoalcos, Mexico commenced operations in February of 2001, and has been operating satisfactorily since its inception. The rail-ferry service utilizes two Float-On/Float-Off vessels that have been modified to carry up to 56 standard gauge rail cars each.

SOUTHEAST ASIA TRANSPORTATION CONTRACT

The Float-On/Float-Off vessels operated in the rail-ferry service were formerly operated under the Company's existing long-term contract to carry supplies for a major mining company in Indonesia. Since the fourth quarter of 2000, that contract has been served by one Multi-Purpose vessel, one small Tanker, and two Container ships.

LITCO TERMINAL COMPLEX

The Company's LITCO (LASH Intermodal Terminal Company) Terminal at Memphis, TN is in its tenth year of operation and has continued to experience satisfactory utilization. The terminal is the only totally enclosed multi-modal cargo transfer facility in the United States, providing 287,000 sq. ft. of enclosed warehouse and loading/ discharging stations for LASH barge, rail, truck, and heavy-lift operations.

LITCO is strategically located to move cargo on just-in-time scheduling between major inland markets and world ports, and is contributing positively to the performance of both Forest Lines and Waterman services by improving barge turn-around.

INTERNATIONAL SHIPHOLDING CORPORATION

FLEET STATISTICS (December 31, 2001)

	Number	Approximate Total Dead-Weight Carrying Capacity (ea.)	Approximate Total Dead-Weight Carrying Capacity
LASH (A)	5 *	46,150 L.T.	230,750 L.T.
LASH	1	48,093	48,093
LASH (A)	1	40,500	40,500
PURE CAR/TRUCK CARRIERS	3 *	15,000	45,000
PURE CAR/TRUCK CARRIER	1	22,800	22,800
PURE CAR/TRUCK CARRIERS	2 *	21,000	42,000
FLASH (A)	1	3,600	3,600
DOCKSHIP	1	6,800	6,800
ROLL-ON/ROLL-OFF	3 *	25,476	76,428
ICE STRENGTHENED/BREAKBULK MULTI-PURPOSE	2 *	12,820	25,640
MOLTEN SULPHUR CARRIER	1	29,000	29,000
FLOAT-ON/FLOAT-OFF SPECIAL PURPOSE VESSELS (SPV)	2	21,880	43,760
COAL CARRIER	1	38,164	38,164
CONTAINER/BREAKBULK	1	3,168	3,168
CONTAINER	1 *	2,870	2,870
CONTAINER	1 *	4,050	4,050
TANKER	1 *	13,313	13,313
CEMENT CARRIERS	2 **	17,500	35,000
CEMENT CARRIER	1 **	28,600	28,600
CEMENT CARRIER	1 **	25,000	25,000
CEMENT CARRIERS	2 **	11,000	22,000
CAPE-SIZE BULK CARRIERS	2 ***	170,000	340,000
RIVER BARGES	7	1,500	10,500
FLEET CAPACITY — 2001			1,137,036
VESSELS	36		
LASH BARGES (A)	1,722 *		
RIVER BARGES	7		
SPECIAL PURPOSE BARGES (A)	28		
TOWBOATS	2 *		

**Includes leased equipment*
***30% ownership*
****12.5% ownership*

(A) Of these items, four U.S. Flag LASH vessels, and one Foreign Flag LASH vessel, the Flash Unit, 1,200 LASH barges and the Special Purpose Barges are classified as Assets Held for Disposal on the Balance Sheet.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From .... to ....

Commission File No. 2-63322

International Shipholding Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2989662** (I.R.S. Employer Identification No.)
650 Poydras Street, New Orleans, Louisiana (Address of principal executive offices)	**70130** (Zip Code)

Registrant's telephone number, including area code: (504) 529-5461
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange
9% Senior Notes Due 2003	New York Stock Exchange
7 3/4% Senior Notes Due 2007	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. √

State the aggregate market value of the voting stock held by non-affiliates of the registrant.

Date	Amount
March 1, 2002	$27,997,340

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common stock, $1 par value........ 6,082,887 shares outstanding as of March 1, 2002

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the fiscal year ended December 31, 2001, have been incorporated by reference into Part II of this Form 10-K. Portions of the registrant's definitive proxy statement dated March 12, 2002, have been incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

General

The Company, through its subsidiaries, operates a diversified fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers primarily under medium- to long-term charters or contracts. At December 31, 2001, the Company's fleet, owned and/or operated, consisted of 36 ocean-going vessels, 2 towboats, 7 river barges, 28 Special Purpose barges, 1,722 LASH (Lighter Aboard SHip) barges, and related shoreside handling facilities.

The Company's fleet consists of (i) four U.S. flag Pure Car/Truck Carriers ("PCTCs") specifically designed to transport fully assembled automobiles, trucks and larger vehicles and two foreign flag PCTCs with the capability of transporting heavy weight and large dimension trucks and buses, as well as automobiles; (ii) two Ice Strengthened Multi-Purpose vessels, one of which supports scientific and defense operations in the polar regions and the other of which is now being used to transport supplies for the Indonesian operations of a major mining company; (iii) three container vessels and one tanker vessel, which are also used to transport supplies for the Indonesian operations of a major mining company (iv) one U.S. flag Molten Sulphur Carrier, which is used to carry molten sulphur from Louisiana and Texas to a processing plant on the Florida Gulf Coast; (v) two Float-On/Float-Off Special Purpose Vessels ("SPVs") which are used as Roll-On/Roll-Off vessels ("RO/ROs") to transport loaded rail cars between Mobile, Alabama and Coatzacoalcos, Mexico; (vi) one U.S. flag conveyer-equipped self-unloading Coal Carrier, which carries coal in the coastwise and near-sea trade; and (vii) three RO/RO vessels that permit rapid deployment of rolling stock, munitions, and other military cargoes requiring special handling.

The Company's fleet also includes 7 large LASH vessels, one LASH feeder vessel, one Dockship and 1,722 LASH barges. In its transoceanic liner services, the Company uses the LASH system primarily to gather cargo on rivers, in island chains, and in harbors that are too shallow for traditional vessels.

The Company's fleet is deployed by its principal operating subsidiaries, Central Gulf Lines, Inc. ("Central Gulf"), LCI Shipholdings, Inc. ("LCI"), Forest Lines Inc. ("Forest Lines"), and Waterman Steamship Corporation ("Waterman"). The Company also operates several other subsidiaries that provide ship charter brokerage, agency, barge fleeting, and other specialized services primarily to the Company's operating segments.

The Company has four operating segments, *Liner Services, Time Charter Contracts, Contracts of Affreightment ("COA") and Other*, as described below. For additional information about the Company's operating segments see Note J - Significant Operations of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-19.

Liner Services. A liner service operates a vessel or vessels on an established trade route with regularly scheduled sailing dates. The Company receives revenues for the carriage of cargo within the established trading area and pays the operating and voyage expenses incurred. The Company's liner services include a U.S. flag liner service between U.S. Gulf and East Coast ports and ports in South Asia and a foreign flag transatlantic liner service operating between U.S. Gulf and East Coast ports and ports in northern Europe. During 2001, the Company's RO/RO service between Mobile, Alabama and Coatzacoalcos, Mexico carrying loaded rail cars was reclassified from this segment to the Other segment since this service is more specialized than the operations included in the Liner Services segment.

Time Charter Contracts. Time Charters are contracts by which the charterer obtains the right for a specified time period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but the Company retains operating control over the vessel. Typically, the Company fully equips the vessel and is responsible for normal operating expenses, repairs, crew wages, and insurance, while the charterer is responsible for voyage expenses, such as fuel, port, and stevedoring expenses. The Company's time charter contracts include those by which the Military Sealift Command ("MSC") charters RO/RO and the Ice Strengthened Multi-Purpose vessel for contracts of varying terms. Also included in this segment are contracts with car manufacturers for six PCTCs and with an electric utility for a conveyor-equipped, self-unloading coal carrier. During 2001, the Company's contract to provide transportation services to a major mining company at its mine in West Irian Jaya, Indonesia was changed resulting in that service being reclassed from the Contracts of Affreightment segment to the Time Charter Contracts segment.

Contracts of Affreightment, ("COA"). COAs are contracts by which the Company undertakes to provide space on its vessel(s) for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, the Company is responsible for all operating and voyage expenses. The Company's COA segment includes a sulphur transportation contract with a major sulphur producer. Previously, this

segment included a contract to provide transportation services to a major mining company at its mine in West Irian Jaya, Indonesia as discussed in the Time Charter Contracts Segment.

Other. Other consists of operations that include more specialized type service than the former three segments and results of several of the Company's subsidiaries that provide ship charter brokerage, agency, and barge fleeting. Commencing in 2001, the Company began RO/RO services between Mobile, Alabama and Coatzacoalcos, Mexico carrying loaded rail cars which resulted in being reclassed from the aforementioned Liner Services segment.

Business Strategy

The Company's strategy is to (i) identify customers with high credit quality and marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire or construct vessels to meet the requirements of those charters or contracts and (iii) provide its customers with reliable, high quality service at a reasonable cost. The Company believes that its strategy has produced stable operating cash flows and valuable long-term relationships with its customers. The Company plans to continue this strategy by expanding its relationships with existing customers, seeking new customers, and selectively pursuing acquisitions.

History

The Company was originally founded as Central Gulf Steamship Corporation in 1947 by the late Niels F. Johnsen and his sons, Niels W. Johnsen, the Company's current Chairman, and Erik F. Johnsen, its current President. Central Gulf was privately held until 1971 when it merged with Trans Union Corporation ("Trans Union"). In 1978, International Shipholding Corporation was formed to act as a holding company for Central Gulf, LCI, and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of the Company's common stock to Trans Union's stockholders. In 1986, the Company acquired the assets of Forest Lines, and in 1989, the Company acquired the ownership of Waterman. Since its spin-off from Trans Union, the Company has continued to act solely as a holding company, and its only significant assets consist of the capital stock of its subsidiaries.

Competitive Strengths

Diversification. The Company has been successful in obtaining contracts that contribute to a diversification of operations. These diverse operations vary from chartering vessels to the government, to chartering vessels for the transportation of automobiles and sport utility vehicles, transportation of paper type products, steel, wood and wood/pulp type products, carriage of supplies for a mining company, transporting molten sulphur and transporting coal for use in generating electricity. In preparing and conducting these operations, the Company has been successful in upgrading its fleet, with the average age of the vessels involved, excluding the LASH vessels, being approximately 9.6 years old. Since the average age of the Company's fleet is young compared to the average life of a typical ocean-going vessel, management believes that the outlook for fulfilling current contracts, obtaining extensions through the exercise of options by current customers and obtaining new contracts is good.

Stable Cash Flow. The Company's historical cash flows have been relatively stable because of the length and structure of the Company's contracts with creditworthy customers, as well as the Company's diversified customer and cargo bases. The Company's medium- to long-term charters provide for a daily charter rate that is payable whether or not the charterer utilizes the vessel. These charters generally require the charterer to pay certain voyage operating costs, including fuel, port, and stevedoring expenses, and often include cost escalation features covering certain of the Company's expenses. In addition, the Company's medium- to long-term contracts of affreightment guarantee a minimum amount of cargo for transportation. Furthermore, the Company's diversified cargo and customer bases have contributed to the stability of the Company's operating cash flow. The Company also believes that the high credit quality of its customers and the length of its contracts help reduce the effects of cyclical market conditions.

Long-standing Customer Relationships. The Company currently has medium- to long-term time charters with, or contracts to carry cargo for, high credit quality commercial customers that include International Paper Company ("International Paper"), P.T. Freeport Indonesia Company, Toyota Motor Corporation, Hyundai Motor Company, and USGen New England, Inc. Most of these companies have been customers of the Company for over ten years.

Substantially all of the Company's current cargo contracts and charter agreements are renewals or extensions of previous agreements. In recent years, the Company has been successful in winning extensions or renewals of substantially all of the contracts rebid by its commercial customers. Additionally, for over 30 years, the Company has been operating vessels for the MSC. The Company believes that its long-standing customer relationships are in part due to the Company's excellent reputation for providing quality specialized maritime service in terms of on-time performance, low cargo loss, minimal damage claims, and reasonable rates.

Experienced Management Team. The Company's management team has substantial experience in the shipping industry. The Company's Chairman and President have each served the Company in various management capacities since its founding in 1947. In addition, the Company's two Executive Vice Presidents and the Chief Financial Officer have over 86 years of collective experience with the Company. The Company believes that the experience of its management team is important to maintaining long-term relationships with its customers.

Types of Service

The Company, through its principal operating subsidiaries, provides specialized maritime transportation services to its customers primarily under medium- to long-term contracts. The Company's four operating segments, *Liner Services, Time Charter Contracts, Contracts of Affreightment*, and *Other* are described below:

Liner Services

LASH Vessels

- *Foreign Flag.* The Company operates two foreign flag LASH vessels and a self-propelled, semi-submersible feeder vessel on a scheduled transatlantic liner service under the name "Forest Lines." Each Forest Lines LASH vessel normally makes 10 round trip sailings per year between U.S. Gulf and East Coast ports and ports in northern Europe. Prior to 2001, approximately one-half of the aggregate eastbound cargo space has historically been reserved for International Paper ("IPCO") under a long-term contract. The remaining space was provided on a voyage affreightment basis to various commercial shippers. During 2001, the aggregate eastbound cargo space utilized by IPCO declined to approximately 39% with the remaining space provided on a voyage affreightment basis to various commercial shippers.
- The Company has had ocean transportation contracts with International Paper since 1969 when the Company had two LASH ships built to accommodate International Paper's trade. The Company's contract with International Paper is for the carriage of wood pulp, liner board, and other forest products, the characteristics of which are well suited for transportation by LASH vessels. The Company's current contract with International Paper was for a ten-year term ending in 2002, and has been extended for an additional up to four-year period ending 2005.

  Over the years, the Company has established a base of commercial shippers to which it provides space on the westbound Forest Lines service. The principal westbound cargoes are steel and other metal products, high-grade paper and wood products, and other general cargo. Over the last five years, the westbound utilization rate for these vessels averaged approximately 85% per year.

  The Company acquired a 1987-built LASH vessel in June of 1997 and a 1989-built LASH vessel in early 1998. One of these vessels was sold in 2000 while the other is in lay-up in Southeast Asia pending future deployment.

- *U.S. Flag.* Waterman has operated a U.S. flag liner service between U.S. Gulf and East Coast ports and ports in South Asia using four U.S. flag LASH vessels, as well as one FLASH vessel that was used as a feeder vessel in Southeast Asia. In June of 2001, the Company adopted a plan to separate this service from the balance of its operation and dispose of these assets. In July and August, 2001, the FLASH vessel and one of the LASH vessels were laid up pending disposition. Subsequently, two of the LASH vessels have been sold for scrap leaving Waterman to continue service with two LASH vessels pending their dispositions.

  The Maritime Security Act of 1996 ("MSA"), which provides for a new subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Under this new program, each participating vessel is eligible to receive an annual subsidy payment of $2.1 million, subject to annual appropriations. Seven of the Company's vessels have qualified for participation, including three of the four LASH vessels deployed in Waterman's U.S. flag liner service. In January, 2002, one of the three qualifying LASH vessels was scrapped thereby suspending payment of

subsidy applicable to that vessel. The Company has until July 16, 2002 to locate a qualified replacement vessel in order to retain the MSA contract.

On the eastbound portion of Waterman's U.S. flag liner service, a significant part of each vessel's cargo traditionally has been shipped to lesser developed countries under the Public Law-480 program, pursuant to which the United States government sells or donates surplus food products for export to developing countries. Seventy-five percent of this cargo is reserved for carriage by U.S. flag vessels, if they are available at reasonable rates. Awards under the Public Law-480 program are made on a voyage-to-voyage basis through periodic competitive bidding. The remaining eastbound cargo consists of general cargo, including some military equipment. Over the last five years, these vessels generally have been fully utilized on their eastbound voyages.

On the westbound portion of this service, Waterman provided a significant portion of its cargo space to Goodyear for the transportation of natural rubber until the contract expired in April of 2001. The remaining westbound cargo generally consists of jute, piece goods, and other general cargo. Over the last five years and prior to 2001, these vessels generally have been fully utilized on their westbound voyages. During 2001 the westbound utilization was approximately 65%.

Time Charter Contracts

Military Sealift Command Charters

The Company has had contracts with the MSC (or its predecessor) almost continuously for over 30 years. Currently, the Company's subsidiaries have four vessels under contract to the MSC. These vessels are employed in the MSC's prepositioning programs, which strategically place military equipment and supplies throughout the world, or are chartered to the MSC mainly to service military and scientific operations in the Arctic and Antarctic.

MSC charters and contracts are awarded through competitive bidding for fixed terms with options allowing the MSC to extend the charters or contracts for additional periods. All charters and contracts require the MSC to pay certain voyage operating costs such as fuel, port, and stevedoring expenses, and certain charters and contracts include cost escalation features covering certain of the expenses paid by the Company. For a discussion of the MSC's rights to cancel charters or contracts during option periods, see "Regulation."

- *Ice Strengthened Multi-Purpose Vessel.* The Company operates one of its Ice Strengthened Multi-Purpose vessel on charter to MSC. This vessel is capable of transporting containerized and break bulk cargo. This vessel remains U.S. flag and is used to re-supply scientific projects in the Arctic and Antarctic. This vessel is in its final seventeen-month term of its contract with options extending into 2002.

- *Roll-On/Roll-Off Vessels.* In 1983, Waterman was awarded a contract to operate three U.S. flag RO/RO vessels under time charters to the MSC for use by the United States Navy in its maritime prepositioning ship ("MPS") program. These vessels represent three of the four MPS vessels currently in the MSC's Atlantic fleet, which provides support for the U.S. Marine Corps. These ships are designed primarily to carry rolling stock and containers, and each can carry support equipment for 17,000 military personnel. Waterman sold the three vessels to unaffiliated corporations shortly after being awarded the contract but retained the right to operate the vessels under operating agreements. The MSC time charters commenced in late 1984 and early 1985 for initial five-year periods and were renewable at the MSC's option for additional five-year periods up to a maximum of twenty-five years. In 1993, the Company reached an agreement with the MSC to make certain reductions in future charter hire payments in consideration of fixing the period of these charters for the full 25 years. The charters and related operating agreements will terminate in 2009 and 2010.

Car/Truck Carriers

- *U.S. Flag.* The Company currently operates four U.S. Flag PCTCs. In 1986, the Company entered into multi-year charters to carry Toyota and Honda automobiles from Japan to the United States. To service these charters, the Company had constructed two car carriers which are specially designed to carry 4,000 and 4,660 fully assembled automobiles, respectively. Both vessels were built in Japan, and were registered under the U.S. flag. To be competitive with foreign flag vessels operated by foreign crews, the Company worked in close cooperation with the unions representing the Company's U.S. citizen shipboard personnel. Service under these charters commenced in the

fourth quarter of 1987 and continues under recently negotiated medium-term extensions. During 2000, the Company sold one of its car carriers and replaced it with a larger PCTC, which is under its initial contract through 2010 with the same Japanese shipping company. During 2001, the second car carrier was sold and replaced with a larger PCTC, which is also under its initial contract through 2011 with the same Japanese shipping company.

In 1998, the Company acquired a 1994-built U.S. flag PCTC. Immediately after being delivered to the Company in April of 1998, this vessel entered a long-term charter to a major Japanese shipping company. In 1999, the Company acquired the fourth, a newly built U.S. flag PCTC, which immediately after being delivered to the Company in September of 1999 entered a long-term charter to the same major Japanese shipping company.

- *Foreign Flag.* In 1988, the Company had two new car carriers constructed by a shipyard affiliated with Hyundai, each with a carrying capacity of 4,800 fully assembled automobiles, to transport Hyundai automobiles from South Korea primarily to the United States and Europe under two long-term charters. In 1998 and 1999, respectively, the Company sold both of these car carriers.

  Also in 1998 and 1999, respectively, the Company purchased two newbuilding PCTCs with the capacity to carry heavy and large size rolling stock in addition to automobiles and trucks. These vessels immediately entered into a long-term charter to a major Far Eastern company.

  Under each of the Company's PCTC charters, the charterers are responsible for voyage operating costs such as fuel, port, and stevedoring expenses, while the Company is responsible for other operating expenses including crew wages, repairs, and insurance. During the terms of these charters, the Company is entitled to its full fee irrespective of the number of voyages completed or the number of cars carried per voyage.

Coal Carrier

In late 1995, the Company purchased an existing U.S. flag conveyor-equipped, self-unloading Coal Carrier that it concurrently chartered to a New England electric utility under a 15-year time charter to carry coal in the coastwise and near-sea trade. The ship will also be used, from time to time during this charter period, to carry coal and other bulk commodities for the account of other charterers.

Contracts of Affreightment

Molten Sulphur

In 1994, the Company entered into a 15-year transportation contract with Freeport-McMoRan Sulphur LLC, a major sulphur producer for which it had built a 24,000 DWT Molten Sulphur Carrier that carries molten sulphur from Louisiana and Texas to a fertilizer plant on the Florida Gulf Coast. Under the terms of this contract, the Company is guaranteed the transportation of a minimum of 1.8 million tons of sulphur per year. The contract also gives the charterer three five-year renewal options. The vessel was delivered and began service during late 1994.

Other

Mexican Service

Commencing in 2001, the Company began a new service, under the name of CG Railway, Inc., carrying loaded rail cars between Mobile, Alabama and Coatzacoalcos, Mexico. This new service uses the Company's two Float-On/Float-Off ships, which were modified to enable them to carry standard gauge railroad cars. Each vessel has a capacity of 56 standard rail cars. With departures every four days from Coatzacoalcos and Mobile, respectively, it offers with each vessel a three-day transit between these ports and provide approximately 90 trips per year in each direction. Subsequent to 2001, one of the vessels was placed in temporary idle status while the other vessel continued to perform in the service.

Ancillary Services

LITCO Facility. The Company owns an all weather rapid cargo transfer facility at the river port of Memphis, Tennessee, which handles LASH barges transported by subsidiaries of the Company in its LASH liner services. LITCO

(LASH Intermodal Terminal Company) began operations in May of 1992 and provides 287,500 square feet of enclosed warehouse and loading/discharging stations for LASH barge, rail, truck, and heavy-lift operations.

Other Services. The Company has several other subsidiaries providing ship charter brokerage, agency, barge fleeting, and other specialized services to the Company's subsidiaries and, in the case of ship charter brokerage and agency services, to unaffiliated companies. The income produced by these services substantially covers the related overhead expenses. These services facilitate the Company's operations by allowing it to avoid reliance on third parties to provide these essential shipping services.

Impairment Loss on Assets Held-for-Disposal

In June of 2001, the Company adopted a plan to separate the LASH service (the Liner Services segment), its Cape-Size Bulk Carrier (the Time Charter Contracts segment) and certain Special Purpose barges (the Other segment), from the balance of its operations and dispose of these assets. In December of 2001, the Company reclassified its Foreign Flag LASH service (operating under the name "Forest Lines") assets which are comprised of two LASH vessels, one Dockship and 599 barges, as assets held for use as a result of extended cargo commitments from a major shipper.

During 2001, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the Company recognized an impairment loss of $81,038,000 comprised of $60,553,000 on the U.S. Flag LASH liner service, one Cape-Size Bulk Carrier, and 28 Special Purpose barges, $18,130,000 on its Foreign Flag LASH Service and $2,355,000 on one of its LASH vessels that was sold while held for disposal. This vessel completed its commitment under charter with the U.S. Military Command, reached the end of its economic life, and was sold for scrap. The impairment loss on the U.S. and Foreign Flag LASH service was measured as the amount by which the carrying value of the vessel exceeded its estimated fair value. The fair value of the Foreign Flag LASH service assets was estimated by determining the present value of its expected future cash flows using a discount rate believed to be commensurate with the Company's borrowing rate. The impairment loss on the U.S. Flag LASH on charter to MSC was measured as the amount by which the carrying value of the vessel exceeded its estimated fair value at time of sale. The fair value of the vessel was estimated by determining the scrap value per lightweight ton.

For accounting purposes, the U.S. Flag LASH liner service assets were reclassified in the Company's balance sheet as "Current Assets Held-for-Disposal" and "Assets Held-for-Disposal," and the Foreign Flag LASH service assets are included within "Vessels, Property and Other Equipment."

The "Assets Held-for-Disposal" in the Liner Services segment include four U.S. Flag LASH vessels, one Foreign Flag LASH vessel, one FLASH unit, and 1,200 LASH barges. This service transports cargo between the U.S. Gulf and Atlantic coasts and the Middle East, East Africa, the Indian sub-continent and Southeast Asia operated under the name "Waterman." The past several years have reflected a downward trend in the Liner Services segment as a result of higher operating cost, disruptions in service due to unplanned maintenance and changes in market conditions.

During the third quarter, 2001, the Company sold the Cape-Size Bulk Carrier previously reflected in the Company's Balance Sheet under "Current Assets Held-for-Disposal." This asset was sold for a loss of approximately $400,000 in excess of the original write-down amount.

The "Assets Held-for-Disposal in the Other segment include certain Special Purpose barges. Those assets are no longer in use due to a restructuring of the contract with a major mining company in the fourth quarter of 2000 which allowed the Company to deploy its two special purpose vessels, the Bali Sea and Banda Sea, on a service between Mobile, Alabama and Coatzacoalcos, Mexico ("the Mexican Service"). The Special Purpose barges have been written down to $ .5 Million reflecting a value close to current scrap value. The Company has no debt specifically attributable to these assets. This amount is reflected as part of the Company's Balance Sheet total for "Assets Held-for Disposal."

In anticipation of the disposal of the U.S. Flag LASH service, a staff reduction of approximately 31% of the Company's shore base staff was effected early in the third quarter, 2001 and in January, 2002. This action reduces the Company's administration and general expenses by approximately $3,600,000 on an annualized basis. Additional reductions are probable as the asset disposition program proceeds.

Marketing

The Company maintains marketing staffs in New York, New Orleans, and Singapore and maintains a network of marketing agents in major cities around the world who market the Company's liner, charter, and contract services. The Company markets its Trans-Atlantic LASH liner service under the trade name "Forest Lines," and its LASH liner service between the U.S. Gulf and Atlantic coast ports and South Asia ports under the Waterman house flag. The Company advertises its services in trade publications in the United States and abroad.

Insurance

The Company maintains protection and indemnity ("P&I") insurance to cover liabilities arising out of the ownership or operation of vessels with Assuranceforeningen GARD and the Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Ltd., which are mutual shipowners' insurance organizations commonly referred to as P&I clubs. Both clubs are participants in and subject to the rules of their respective international group of P&I associations. The premium terms and conditions of the P&I coverage provided to the Company are governed by the rules of each club.

The Company maintains hull and machinery insurance policies on each of its vessels in amounts related to the value of each vessel. This insurance coverage, which includes increased value, freight, and time charter hire, is maintained with a syndicate of hull underwriters from the U.S., British, French, and Scandinavian insurance markets. The Company maintains war risk insurance on each of the Company's vessels in an amount equal to each vessel's total insured hull value. War risk insurance is placed through U.S., British, French, and Scandinavian insurance markets and covers physical damage to the vessels and P&I risks for which coverage would be excluded by reason of war exclusions under either the hull policies or the rules of the applicable P&I club.

The P&I insurance also covers the Company's vessels against liabilities arising from the discharge of oil or hazardous substances in U.S., international, and foreign waters.

The Company also maintains loss of hire insurance with U.S., British, French, and Scandinavian markets to cover its loss of revenue in the event that a vessel is unable to operate for a certain period of time due to loss or damage arising from the perils covered by the hull and machinery policy.

Insurance coverage for shoreside property, shipboard consumables and inventory, spare parts, workers' compensation, office contents, and general liability risks is maintained with underwriters in U.S. and British markets.

Insurance premiums for the coverage described above vary from year to year depending upon the Company's loss record and market conditions. In order to reduce premiums, the Company maintains certain deductible and co-insurance provisions that it believes are prudent and generally consistent with those maintained by other shipping companies and in recent years has increased the self-retention portion under its insurance program while capping its self-retention exposure under stop-loss insurance coverage.

Regulation

The Company's operations between the United States and foreign countries are subject to the Shipping Act of 1984 (the "Shipping Act"), which is administered by the Federal Maritime Commission, and certain provisions of the Federal Water Pollution Control Act, the Oil Pollution Act of 1990, and the Comprehensive Environmental Response Compensation and Liability Act, all of which are administered by the U.S. Coast Guard and other federal agencies, and certain other international, federal, state, and local laws and regulations, including international conventions and laws and regulations of the flag nations of its vessels. Pursuant to the requirements of the Shipping Act, the Company has on file with the Federal Maritime Commission tariffs reflecting the outbound and inbound rates currently charged by the Company to transport cargo between the United States and foreign countries as a common carrier in connection with its liner services. These tariffs are filed by the Company either individually or in connection with its participation as a member of rate or conference agreements, which are agreements that (upon becoming effective following filing with the Federal Maritime Commission) permit the members to agree concertedly upon rates and practices relating to the carriage of goods in U.S. and foreign ocean commerce. Tariffs filed by a company unilaterally or collectively under rate or conference agreements are subject to Federal Maritime Commission approval. Once a rate or conference agreement is filed, rates may be changed in response to market conditions on 30 days' notice, with respect to a rate increase, and one day's notice, with respect to a rate decrease. On October 16, 1998, the Ocean Shipping Reform Act of 1998 (the "Act") was enacted, and it amended the Shipping Act of 1984 to promote the growth and development of United States exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repeals the requirement that a common carrier or conference file tariffs with the Federal Maritime Commission, replacing it with a requirement that tariffs be open to public inspection

in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public.

On October 8, 1996, Congress adopted the Maritime Security Act of 1996 which created the Maritime Security Program ("MSP") and authorized the payment of $2.1 million per year per ship for 47 U.S. flag ships through fiscal year 2005. This program eliminates the trade route restrictions imposed by the previous federal program and provides flexibility to operate freely in the competitive market. On December 20, 1996, Waterman entered into four MSP contracts with MarAd, and Central Gulf entered into three MSP contracts with MarAd. By law, the MSP is subject to annual appropriations. In the event that sufficient appropriations are not made for the MSP by Congress in any fiscal year, the Maritime Security Act of 1996 permits MSP contractors, such as Waterman and Central Gulf, to re-flag their vessels under foreign registry expeditiously.

Six of the Company's U.S. flag LASH vessels were constructed with the aid of construction differential subsidies and Title XI loan guarantees administered by MarAd, the receipt of which obligates the Company to comply with various dividend and other financial restrictions. Vessels constructed with the aid of construction differential subsidies may not be operated in domestic coastwise trade or domestic trade with Hawaii, Puerto Rico, or Alaska, without the permission of MarAd, for no less than 25 years or without repayment of the construction differential subsidy under a formula established by law, whichever period is greater. Recipients of Title XI loan guarantees must pay an annual fee of up to 1% of the loan amount.

Under the Merchant Marine Act, U.S. flag vessels are subject to requisition or charter by the United States whenever the President declares that the national security requires such action. The owners of any such vessels must receive just compensation as provided in the Merchant Marine Act, but there is no assurance that lost profits, if any, will be fully recovered. In addition, during any extension period under each MSC charter or contract, the MSC has the right to terminate the charter or contract on 30 days' notice.

Certain of the Company's operations, as well as the Company's molten sulphur transportation contract and its Title XI financing arrangements, require the Company to be as much as 75% owned by U.S. citizens. The Company monitors its stock ownership to verify its continuing compliance with these requirements and has never had more than 1% of its common stock held of record by non-U.S. citizens. In April of 1996, the Company's shareholders amended the Company's charter and stock transfer procedures to limit the acquisition of its common stock by non-U.S. citizens. Under the amendment, any transfer of the Company's common stock that would result in non-U.S. citizens owning more than 23% (the "permitted amount") of the total voting power of the Company would be void and ineffective against the Company. With respect to any shares owned by non-U.S. citizens in excess of the permitted amount, the voting rights will be denied and the dividends will be withheld. Furthermore, the Company is authorized to redeem shares of common stock owned by non-U.S. citizens in excess of the permitted amount to reduce ownership by non-U.S. citizens to the permitted amount.

The Company is required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates with respect to its vessels. The kinds of permits, licenses, and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel, and the status of the Company as owner or charterer. The Company believes that it has, or can readily obtain, all permits, licenses, and certificates necessary to permit its vessels to operate.

The International Maritime Organization ("IMO") has mandated that vessels documented under the laws of its member countries, including the United States, develop and implement quality and safety programs by July 1, 1998, or July 1, 2002, depending on the type of vessels. Vessels operating without the required compliance certificates could either be fined or denied entry into or detained in the ports of those countries that are members of the IMO. The Company's ship management subsidiary, LMS Shipmanagement, Inc., received certification in January of 1998 that its Quality Management System was approved as meeting the ISO 9002 Quality Standard. The Company implemented a comprehensive program to obtain timely IMO certification for all of its vessels and obtained IMO certification for three of its vessels in 1998. For those vessels for which certification is not required until July 1, 2002, the Company has received certification for all vessels except two which are planned to obtain certification prior to that date.

Competition

The shipping industry is intensely competitive and is influenced by events largely outside the control of shipping companies. Varying economic factors can cause wide swings in freight rates and sudden shifts in traffic patterns. Vessel redeployments and new vessel construction can lead to an overcapacity of vessels offering the same service or operating in the same market. Changes in the political or regulatory environment can also create competition that is not necessarily based on normal considerations of profit and loss. The Company's strategy is to reduce competitive pressures and the

effects of cyclical market conditions by operating specialized vessels in niche market segments and deploying a substantial number of its vessels under medium- to long-term charters or contracts with creditworthy customers and on trade routes where it has established market shares. The Company also seeks to compete effectively in the traditional areas of price, reliability, and timeliness of service. Competition principally comes from numerous break bulk vessels and, occasionally, container ships.

Approximately 28% of the Company's revenue is generated by contracts with the MSC and contracts to transport Public Law-480 U.S. government-sponsored cargo, a cargo preference program requiring that 75% of all foreign aid "Food for Peace" cargo must be transported on U.S. flag vessels, if they are available at reasonable rates. The Company competes with all U.S. flag companies, including P&O Ned Lloyd, APL, and Maersk-Sea Land Service, Inc. for the MSC work and the Public Law-480 cargo. Additionally, the Company's principal foreign competitors include Hoegh Lines, Star Shipping, Wilhelmsen Lines, and the Shipping Corporation of India.

The Company's LASH liner services face competition from foreign flag liner operators and, to a lesser degree, from U.S. flag liner operators. In addition, during periods in which the Company participates in conference agreements or rate agreements, competition includes other participants with whom the Company may agree to charge the same rates and non-participants charging lower rates.

Because the Company's LASH barges are used primarily to transport large unit size items, such as forest products, natural rubber, and steel, that cannot be transported as efficiently in container ships, the Company's LASH fleet often has a competitive advantage over these vessels for this type of cargo. In addition, the Company believes that the ability of its LASH system to operate in shallow harbors and river systems and its specialized knowledge of these harbors and river systems give it a competitive advantage over operators of container ships and break bulk vessels that are too large to operate in these areas.

The Company's PCTCs operate worldwide in markets where foreign flag vessels with foreign crews predominate. The Company believes that its U.S. flag PCTCs can continue to compete effectively if it continues to receive the cooperation of its seamen's unions in controlling costs.

Risk Factors

Substantial Leverage. The Company is highly leveraged and devotes a substantial portion of its operating income to debt service. To date, the Company has been able to generate sufficient cash from operations, including planned sales of assets and sale leaseback transactions, to meet interest and principal payments on its indebtedness. The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital, enter into additional financings of its unencumbered vessels or restructure its debt. There can be no assurance that the Company will be able to generate sufficient cash flow to cover required interest and principal payments. Subject to compliance with various financial and other covenants imposed by debt instruments governing the indebtedness of the Company and its subsidiaries, the Company and its subsidiaries may incur additional indebtedness from time to time. The Company has consisently met the minimum working capital and net worth requirements during the period covered by the agreements, once amended effective June, 2001, and is in compliance with these requirements as of December 31, 2001. However, as a result of previously scheduled tightening of certain debt covenants commencing in 2002, management is taking steps to ensure continuing compliance including reaching agreements with various lending institutions to further amend the various debt covenants for the year 2002. The Company expects to have timely approval from the lending institutions, however it can not give assurances at this time.

The degree to which the Company is leveraged could have important consequences. Among other things, high leverage may: (i) impair the Company's ability to obtain additional financing for working capital, capital expenditures, vessel and other acquisitions, and general corporate purposes; (ii) require the Company to dedicate a substantial portion of its cash flow from operations to the payment of principal and interest; (iii) place the Company at a competitive disadvantage to less highly-leveraged competitors; and (iv) make the Company more vulnerable to economic downturns and limit its ability to withstand competitive pressures.

As of December 31, 2001, the balance outstanding on the Company's 9% Senior Notes is $38.085 Million. The Company has also called at par an additional $10.0 Million of the 2003 Notes which will be repaid on March 29, 2002, leaving a balance due on this issue of $28.085 Million. The Company's plan provides for the orderly retirement of the balance of these Notes within the required time frame, including repayment of other debt in accordance with scheduled maturities. It is anticipated that the future projected earnings and the proceeds from the sale of Assets Held-for-Disposal should provide the cash flow to meet these debt obligations, however there can be no assurance.

Regulation. The Company's business is materially affected by government regulation in the form of international conventions, national, state, and local laws and regulations, and laws and regulations of the flag nations of the Company's vessels, including laws relating to the discharge of materials into the environment. Because such conventions, laws, and regulations are often revised, the Company is unable to predict the ultimate costs of compliance. In addition, the Company is required by various governmental and quasi-governmental agencies to obtain and maintain certain permits, licenses, and certificates with respect to its operations. In certain instances, the failure to obtain or maintain such permits, licenses or certificates could have a material adverse effect on the Company's business. In the event of war or national emergency, the Company's U.S. flag vessels are subject to requisition by the United States without any guarantee of compensation for lost profits, although the United States government has traditionally paid fair compensation in such circumstances.

Reduction of Subsidy Payments. The Maritime Security Act of 1996, which provides for a new subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Under this new program, each participating vessel is eligible to receive an annual subsidy payment of $2.1 million through the government's fiscal year 2005. Seven of the Company's vessels have qualified for participation, including three of the four LASH vessels deployed in Waterman's U.S. flag liner service and four of the Company's PCTCs. In January of 2002, one of the three qualifying LASH vessels was sold thereby suspending payment of subsidy applicable to that ship. The Company has until July 16, 2002 to locate a qualified replacement vessel in order to retain the MSA contract. Payments under this program are subject to annual appropriation by Congress and are not guaranteed. If Congress does not make sufficient appropriations in any fiscal year with respect to this program, the Company would be permitted to reflag its vessels under foreign registry.

Dependence on Government Charters and Contracts. The Company has various charters or contracts with agencies of the United States government. Companies engaged in government contracting are subject to certain unique business risks. Among these risks are dependence on congressional appropriations and administrative allotment of funds, and changing policies and regulations. Because the government contracts held by the Company are usually awarded for relatively short periods of time and are subject to renewal options in favor of the government, the stability and continuity of that portion of the Company's business depends on the periodic exercise by the government of contract renewal options. Further, the government contracting laws provide that the United States government is to do business only with responsible contractors. In this regard, federal agencies have the authority under certain circumstances to suspend or debar a contractor from further government contracting for a certain period of time in order to protect the government's interest. The Company has never been suspended or debarred from government contracting, nor has it ever been the subject of any proceeding for such a purpose.

CG Railway, Inc. The Company's newly established railcar ferry service began operating in February, 2001. The introduction of this new service in a competitive market, although successful, contributed to the Company's loss in 2001. The Company expects this service to be profitable in 2002, however, it can give no certain assurances that this will occur.

Commodity Price. The Company is exposed to commodity price risk related to purchases it must make during the course of business for its fuel consumption. The Company has been successful in hedging a portion of the fuel purchases during the year. However for the portions that are not hedged, the Company can give no assurance that it will be able to offset its higher fuel cost due to competitive conditions in the business.

Competition. The shipping industry is intensely competitive and can be influenced by economic and political events that are outside the control of shipping companies. There can be no assurance that the Company will be able to renew expiring charters on economically attractive terms, maintain attractive freight rates, or otherwise successfully compete against its competitors.

Control by Principal Stockholders. Niels W. Johnsen, the Chairman of the Board and Chief Executive Officer of the Company, Erik F. Johnsen, the President and Chief Operating Officer of the Company (and the brother of Niels W. Johnsen) and their spouses, children and grandchildren (collectively, the "Johnsen Family"), beneficially owned an aggregate of 41.87% (which includes current exercisable options to acquire 400,000 shares) of the common stock of the Company as of December 31, 2001. By virtue of such ownership, the Johnsen Family may continue to have the power to determine many of the policies of the Company and its subsidiaries, the election of the Company's directors and officers, and the outcome of various corporate actions requiring shareholder approval.

Employees

As of December 31, 2001, the Company employed approximately 491 shipboard personnel and 271 shoreside personnel. The Company considers relations with its employees to be excellent.

All of the Company's U.S. shipboard personnel and certain shoreside personnel are covered by collective bargaining agreements. Central Gulf, Waterman, and other U.S. shipping companies are subject to collective bargaining agreements for shipboard personnel in which the shipping companies servicing U.S. Gulf and East Coast ports also must make contributions to pension plans for dockside workers. The Company has experienced no strikes or other significant labor problems during the last ten years.

ITEM 2. PROPERTIES

Vessels and Barges. Of the 36 ocean-going vessels in the Company's fleet at December 31, 2001, 15 are owned by the Company, six are 30% owned by the Company, two are 12.5% owned by the Company, 10 are leased under charter contracts, and three are operated under operating contracts. Of the 1,722 LASH barges in the Company's fleet, 1,624 are operated in conjunction with the Company's LASH and FLASH vessels. Of these, the Company owns approximately 1,305 LASH barges and leases 319 LASH barges under capital leases with 12-year terms expiring in late 2003 and early 2004. The remaining 98 LASH barges owned by the Company are not required for current vessel operations. All of the Company's LASH barges are registered under the U.S. flag. The Company also owns seven standard river barges, which are chartered to unaffiliated companies on a short-term basis along with two towboats that the Company charters from unaffiliated parties.

All of the vessels owned, operated, or leased by the Company are in good condition except for the 98 LASH barges not required for current vessel operations. Under governmental regulations, insurance policies, and certain of the Company's financing agreements and charters, the Company is required to maintain its vessels in accordance with standards of seaworthiness, safety, and health prescribed by governmental regulations or promulgated by certain vessel classification societies. The Company has implemented the quality and safety management program mandated by the IMO and has obtained certification of all vessels currently required to have a Safety Management Certificate. In addition, the Company has undertaken an aggressive certification schedule with the majority of the fleet already certified and the remainder to be accomplished in advance of the IMO deadline of July 1, 2002. Vessels in the fleet are maintained in accordance with governmental regulations and the highest classification standards of the American Bureau of Shipping, Norwegian Veritas, or Lloyd's Register classification societies.

Certain of the vessels and barges owned by the Company's subsidiaries are mortgaged to various lenders to secure such subsidiaries' long-term debt (See Note C - Long-Term Debt of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-12).

Other Properties. The Company leases its corporate headquarters in New Orleans, its administrative and sales office in New York, and office space in Washington, D.C. and Singapore. The Company also leases space in Orleans Parishes, Louisiana, for the fleeting of barges. Additionally, the Company leases a totally enclosed multi-modal cargo transfer terminal in Memphis, Tennessee, under a lease that expires in June of 2003, with one five-year renewal option. In 2001, the aggregate annual rental payments under these operating leases totaled approximately $2.6 million.

The Company owns a facility in Jefferson Parish, Louisiana that is used primarily for the maintenance and repair of barges. The Company also owns a bulk coal transfer terminal in Gulf County, Florida.

ITEM 3. LEGAL PROCEEDINGS

The Company has been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. The Company believes that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of the Company's subsidiaries mitigate the Company's exposure.

In the normal course of its operations, the Company becomes involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries and other matters. While the outcome of such claims cannot be predicted with certainty, the Company believes that its insurance coverage and reserves with respect to such claims are adequate and that such claims will not have a material adverse effect on the Company's

business or financial condition (See Note G – Commitments and Contingencies of the Notes to the Company's Consolidated Financial Statements contained in this Form 10-K on page F-16).

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 4a. EXECUTIVE OFFICERS AND DIRECTORS OF THE REGISTRANT

Set forth below is information concerning the directors and executive officers of the Company. Directors are elected by the shareholders for one-year terms. Executive officers serve at the pleasure of the Board of Directors.

Name	Current Position
Niels W. Johnsen	Chairman and Chief Executive Officer
Erik F. Johnsen	President, Chief Operating Officer and Director
Niels M. Johnsen	Executive Vice President and Director
Erik L. Johnsen	Executive Vice President and Director
Gary L. Ferguson	Vice President and Chief Financial Officer
David B. Drake	Vice President and Treasurer
Manuel G. Estrada	Vice President and Controller
Harold S. Grehan, Jr.	Director
Raymond V. O'Brien, Jr.	Director
Edwin Lupberger	Director
Edward K. Trowbridge	Director

Niels W. Johnsen, 79, has been the Chairman and Chief Executive Officer of the Company since its commencement of operations in 1979 and served as Chairman and Chief Executive Officer of each of the Company's principal subsidiaries until April of 1997. He previously served as Chairman of Trans Union's ocean shipping group of companies from December of 1971 through May of 1979. He was one of the founders of Central Gulf in 1947 and held various positions with Central Gulf until Trans Union acquired Central Gulf in 1971. He is also a former director of Reserve Fund, Inc., a money market fund and a former Trustee of Atlantic Mutual Companies, an insurance company. He is the brother of Erik F. Johnsen.

Erik F. Johnsen, 76, has been the President, Chief Operating Officer, and Director of the Company since its commencement of operations in 1979. Until April of 1997, Mr. Johnsen also served as the President and Chief Operating Officer of each of the Company's principal subsidiaries, except Waterman, for which he served as Chairman of the Executive Committee. Along with his brother, Niels W. Johnsen, he was one of the founders of Central Gulf in 1947 and served as its President from 1966 until April of 1997. Mr. Johnsen has served as the Chairman of the Board of Assuranceforeningen GARD, a P&I insurance club, since 1994 and has been a member since 1982. He is the brother of Niels W. Johnsen.

Niels M. Johnsen, 56, is Executive Vice President of the Company. Mr. Johnsen has served as a Director of the Company since April of 1988. He joined Central Gulf on a full time basis in 1970 and held various positions with the Company before being named Executive Vice President in April of 1997. He has also served as chairman of each of the Company's principal subsidiaries, except Waterman, since April of 1997. He is also President of Waterman and N. W. Johnsen & Co., Inc., subsidiaries of the Company engaged in LASH liner service and ship and cargo charter brokerage, respectively. He is the son of Niels W. Johnsen.

Erik L. Johnsen, 44, is Executive Vice President of the Company. He joined Central Gulf in 1979 and held various positions with the Company before being named Executive Vice President in April of 1997. He has served as a Director of the Company since 1994. He has also served as the President of each of the Company's principal subsidiaries, except Waterman, since April of 1997, and as Executive Vice President of Waterman since September of 1989. He is responsible for all operations of the Company's vessel fleet and leads the Company's Ship Management Group. He is the son of Erik F. Johnsen.

Gary L. Ferguson, 61, is Vice President and Chief Financial Officer of the Company. He joined Central Gulf in 1968 where he held various positions with the Company prior to being named Controller in 1977, and Vice President and Chief Financial Officer in 1989.

David B. Drake, 46, is Vice President and Treasurer of the Company. He joined Central Gulf in 1979 and held various positions prior to being named Vice President and Treasurer in 1996.

Manuel G. Estrada, 47, is Vice President and Controller of the Company. He joined Central Gulf in 1978 and held various positions prior to being named Vice President and Controller in 1996.

Harold S. Grehan, Jr., 74, is a Director of the Company. He joined Central Gulf in 1958 and became Vice President in 1959, Senior Vice President in 1973 and Executive Vice President and Director in 1979. Mr. Grehan retired from the Company at the end of 1997, and continued to serve as a Director since that time.

Raymond V. O'Brien, Jr., 74, has served as a Director of the Company since 1979. He is also a director of Emigrant Savings Bank. He served as Chairman of the Board and Chief Executive Officer of the Emigrant Savings Bank from January of 1978 through December of 1992.

Edwin Lupberger, 65, has served as a Director of the Company since April of 1988. He is the President of Nesher Investments, LLC. Mr. Lupberger served as the Chairman of the Board and Chief Executive Officer of Entergy Corporation from 1985 to 1998.

Edward K. Trowbridge, 73, has served as a Director of the Company since April of 1994. He served as Chairman of the Board and Chief Executive Officer of the Atlantic Mutual Companies from July of 1988 through November of 1993.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

COMMON STOCK PRICES AND DIVIDENDS
FOR EACH QUARTERLY PERIOD OF 2000 AND 2001

(Source: New York Stock Exchange)

2000	High	Low	Dividends Paid
1st Quarter	11 3/4	7 3/4	.0625/Share
2nd Quarter	10	7 3/16	.0625/Share
3rd Quarter	9 1/8	7	.0625/Share
4th Quarter	8 3/8	6	.0625/Share

2001	High	Low	Dividends Paid
1st Quarter	8 3/10	6 1/8	.0625/Share
2nd Quarter	9 11/20	7 3/25	.0625/Share
3rd Quarter	10	6 9/10	N/A
4th Quarter	7 1/2	6 1/5	N/A

Approximate Number of Common Stockholders of Record at March 1, 2002: 609

ITEM 6. SELECTED FINANCIAL DATA

The information called for by Item 6 is included in the 2001 Annual Report to Shareholders in the section entitled "Summary of Selected Consolidated Financial Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Notice Regarding Forward-Looking Statements

Certain statements made in this report or elsewhere by, or on behalf of, the Company that are not based on historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and as such may involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results to be materially different from the anticipated future results expressed or implied by such forward-looking statements. Such forward-looking statements may include, without limitation, statements with respect to the Company's anticipated future performance, financial position and liquidity, growth opportunities, business and competitive outlook, demand for services, business strategies, and other similar statements of expectations or objectives that are highlighted by words such as "expects," "anticipates," "intends," "plans," "believes," "projects," "seeks," "should," and "may," and variations thereof and similar expressions.

Important factors that could cause the actual results of the Company to differ materially from the Company's expectations may include, without limitation, the Company's ability to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques; (ii) secure financing on satisfactory terms to acquire, modify, or construct vessels if such financing is necessary to service the potential needs of current or future customers; (iii) obtain new contracts or renew existing contracts which would employ certain of its vessels or other assets upon the expiration of contracts currently in place; (iv) manage the amount and rate of growth of its general and administrative expenses and costs associated with crewing certain of its vessels; (v) and manage its growth in terms of implementing internal controls and information systems and hiring or retaining key personnel, among other things.

Other factors include (vi) changes in cargo rates and fuel prices which could increase or decrease the Company's gross voyage profit from its liner services; (vii) the rate at which competitors add or scrap vessels in the markets in which the Company operates; (viii) changes in interest rates which could increase or decrease the amount of interest the Company incurs on borrowings with variable rates of interest; (ix) the impact on the Company's financial statements of nonrecurring accounting charges that may result from the Company's ongoing evaluation of business strategies, asset valuations, and organizational structures; (x) changes in accounting policies and practices adopted voluntarily or as required by generally accepted accounting principles; (xi) changes in laws and regulations such as those related to government assistance programs and tax rates; (xii) unanticipated outcomes of current or possible future legal proceedings; (xiii) and other economic, competitive, governmental, and technological factors which may affect the Company's operations.

The Company cautions readers that it assumes no obligation to update or publicly release any revisions to forward-looking statements made in this report or elsewhere by, or on behalf of, the Company.

Results of Operations

The Company's vessels are operated under a variety of charters and contracts. The nature of these arrangements is such that, without a material variation in gross voyage profits (total revenues less voyage expenses and vessel and barge depreciation), the revenues and expenses attributable to a vessel deployed under one type of charter or contract can differ substantially from those attributable to the same vessel if deployed under a different type of charter or contract. Accordingly, depending on the mix of charters or contracts in place during a particular accounting period, the Company's revenues and expenses can fluctuate substantially from one period to another even though the number of vessels deployed, the number of voyages completed, the amount of cargo carried and the gross voyage profit derived from the vessel remain relatively constant. As a result, fluctuations in voyage revenues and expenses are not necessarily indicative of trends in profitability, and management believes that gross voyage profit is a more appropriate measure of operating performance than revenues. Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Gross Voyage Profit. Gross voyage profit before depreciation and Impairment Loss decreased 34.1% to $58.2 Million in 2001 as compared to $88.2 Million in 2000. The Company's **Liner Services** segment gross profit decreased $14.0 Million. This decrease resulted from the Waterman service that had 228 out of service days from unplanned maintenance on two of its vessels and scheduling realignments as a result of those

unplanned maintenance periods. In addition, the service experienced a drop in its inbound tonnage volume as a result of market conditions.

The **Contracts of Affreightment** segment had a drop in its gross voyage profit of $4.1 Million reflecting the change in one of the Company's contracts, which resulted in the contract being accounted for in the **Time Charters Contract** segment. Prior to 2001, this segment included a contract for a Molten Sulphur Carrier and a contract for two Float-On/Float-Off SPV's, along with one Container/Breakbulk vessel, "JAVA SEA." Effective in the fourth quarter 2000, the segment's contract, previously serviced by the aforementioned vessels, is being serviced by one Ice Strengthened Multi-Purpose vessel, a small Tanker, the "JAVA SEA," and two other Container vessels. The two SPVs previously employed in this trade have been modified to enable them to carry standard gauge railroad cars and were employed on a new service. During 2001, the Company reclassified this service to the **Other** segment as a result of the contract change.

The **Time Charters Contract** segment, excluding the results from the above reclassification decreased $10.3 Million resulting from the completion of charters to the MSC for four of the Company's vessels. Three of these vessels were at the end of their economic lives and were scrapped in March, May and July, 2001 and the other vessel was sold and now operates in the Freeport Indonesian Service. The three RO/RO vessels had fewer operating days in 2001 as a result of required drydockings.

The **Other** segment's gross profit decreased $5.4 Million as a result of the start-up losses from the Company's Mexican Service, which transports loaded rail cars between Mobile, Alabama and Coatzacoalcos, Mexico.

Impairment Loss on Assets Held-for-Disposal

In June of 2001, the Company adopted a plan to separate the LASH service (the Liner Services segment), its Cape-Size Bulk Carrier (the Time Charter Contracts segment) and certain Special Purpose barges (the Other segment), from the balance of its operations and dispose of these assets. In December of 2001, the Company reclassified its Foreign Flag LASH service (operating under the name "Forest Lines") assets which are comprised of two LASH vessels, one Dockship and 599 barges, as assets held for use as a result of extended cargo commitments from a major shipper.

During 2001, in accordance with SFAS No. 121, the Company recognized an impairment loss of $81,038,000 comprised of $60,553,000 on the U.S. Flag LASH liner service, one Cape-Size Bulk Carrier, and 28 Special Purpose barges, $18,130,000 on its Foreign Flag LASH service and $2,355,000 on one of its LASH vessels that was sold while held for disposal. This vessel completed its commitment under charter with the U.S. Military Command, reached the end of its economic life, and was sold for scrap. The impairment loss on the U.S. and Foreign Flag LASH service was measured as the amount by which the carrying value of the vessel exceeded its estimated fair value. The fair value of the Foreign Flag LASH service assets was estimated by determining the present value of its expected future cash flows using a discount rate believed to be commensurate with the Company's borrowing rate. The impairment loss on the U.S. Flag LASH on charter to MSC was measured as the amount by which the carrying value of the vessel exceeded its estimated fair value at time of sale. The fair value of the vessel was estimated by determining the scrap value per lightweight ton.

For accounting purposes, the U.S. Flag LASH liner service assets were reclassified in the Company's balance sheet as "Current Assets Held-for-Disposal" and "Assets Held-for-Disposal," and the Foreign Flag LASH service assets are included within "Vessels, Property and Other Equipment."

The "Assets Held-for-Disposal" in the Liner Services segment include four U.S. Flag LASH vessels, one Foreign Flag LASH vessel, one FLASH unit, and 1,200 LASH barges. This service transports cargo between the U.S. Gulf and Atlantic coasts and the Middle East, East Africa, the Indian sub-continent and Southeast Asia operated under the name "Waterman." The past several years have reflected a downward trend in the Liner Services segment as a result of higher operating cost, disruptions in service due to unplanned maintenance and changes in market conditions.

During the third quarter, 2001, the Company sold the Cape-Size Bulk Carrier previously reflected in the Company's Balance Sheet under "Current Assets Held-for-Disposal." This asset was sold for a loss of approximately $400,000 in excess of the original write-down amount.

The "Assets Held-for-Disposal in the Other segment include certain Special Purpose barges. Those assets are no longer in use due to a restructuring of the contract with a major mining company in the fourth quarter of 2000 which allowed the Company to deploy its two special purpose vessels, the Bali Sea and Banda Sea, on a service between Mobile, Alabama and Coatzacoalcos, Mexico ("the Mexican Service"). The Special Purpose barges have been written down to $ .5

Million reflecting a value close to current scrap value. The Company has no debt specifically attributable to these assets. This amount is reflected as part of the Company's Balance Sheet total for "Assets Held-for Disposal."

In anticipation of the disposal of the U.S. Flag LASH service, a staff reduction of approximately 31% of the Company's shore base staff was effected early in the third quarter, 2001 and in January, 2002. This action reduces the Company's administration and general expenses by approximately $3,600,000 on an annualized basis. Additional reductions are probable as the asset disposition program proceeds.

Vessel and Barge Depreciation. Vessel and barge depreciation decreased 20.2% from $38.7 Million in 2000 to $31.0 Million in 2001 primarily due to the sale of one of the Company's Ice Strengthened Multi-Purpose vessels, "GREEN RIDGE," the scrapping of three of the Company's LASH vessels, the "JEB STUART," the "GREEN VALLEY," and the "GREEN HARBOUR," and the write-down of the assets included in the **Liner Services** segment, the **Time Charter Contracts** segment and the **Other** segment (reference Impairment Loss on Assets Held-for-Disposal) partially offset by the purchase of a Pure Car/Truck Carrier, "CYGNUS LEADER," renamed "GREEN LAKE." The Assets Held-for-Disposal are not being further depreciated as they have been written down to estimated realizable value. The depreciation expense related to these assets for 2000 was $16.7 Million.

Other Income and Expenses. Administrative and general expenses increased 3.1% from $22.9 Million in 2000 to $23.6 Million in 2001 primarily reflecting increases associated with the start-up of the Mexican Service and severance payments as a result of a reduction of approximately 20% of the Company's shore base staff. Earnings for the Time Charter Contracts segment in 2001 included a gain of $4.5 Million from the sale of one Pure Car Carrier ("PCC") and a gain of $1.3 Million from the sale of certain other assets no longer required in the Company's operations, partially offset by a loss of $2.3 Million on the sale of two Lash vessels. Interest expense was $26.7 Million for 2001 as compared to $33.8 Million for 2000. This decrease is primarily due to the repurchase of 9% and 7.75% Senior Notes in the second half of 2000 and in 2001 partially offset by the financing associated with the acquisition of the PCTC, "Green Cove," in June of 2000 and the refinancing of two Pure Car Carriers.

Investment income decreased from $2.1 Million in 2000 to $1.2 Million in 2001 due to a lower average balance of invested funds.

Income Taxes. The Company had a tax benefit of $34.7 Million for 2001 and a provision of $545,000 for 2000 for Federal income taxes at the statutory rate of 35%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Gross Voyage Profit. Gross voyage profit before depreciation decreased 16.7% to $88.2 Million in 2000 as compared to $105.9 Million in 1999. In 1999, the Company received a settlement with Seminole Electric Cooperative, Inc. ("Seminole") as a result of their early termination of the Company's coal transportation contract. The Company received a settlement of approximately $23.0 Million including proceeds from the sale of three super jumbo River Barges of approximately $648,000. The reported settlement of approximately $20.6 Million was net of related expenses of approximately $1.8 Million, and is included in the Company's **Contracts of Affreightment** segment. Excluding this reported settlement from the 1999 results, gross voyage profit increased 7.3% in year 2000 as compared to 1999. The increase occurred primarily in the Company's **Time Charter Contracts** segment.

The **Time Charter Contracts** segment's gross voyage profit before depreciation increased 18.6% from $51 Million in 1999 to $60.5 Million in 2000. The increase was due primarily to supplemental cargoes carried by its U.S. Flag PCTCs in addition to the segment's charter agreements. In addition, the acquisition and commencement of operations of the Company's U.S. Flag PCTC, the "GREEN DALE," in September of 1999 contributed to the increase. The Company also sold one of its U.S. Flag PCCs , the "GREEN BAY," in June of 2000 and replaced it with a newer and larger PCTC, the "GREEN COVE."

The Company's **Contracts of Affreightment** segment's gross profit before depreciation and after the aforementioned elimination of the 1999 settlement for the contract termination, increased 1% to $12.5 Million in 2000 from $12.4 Million in 1999 primarily as a result of slightly more revenue tons carried in 2000. This segment included a contract for a Molten Sulphur Carrier and a contract for two Float-On/Float-Off SPVs, along with one Container/Breakbulk vessel, "JAVA SEA."

The increase in gross voyage profit after the aforementioned elimination of the 1999 settlement for the contract termination was partially offset by the Company's **Liner Services** segment. Gross voyage profit before depreciation for

this segment decreased 23.7% from $17 Million in 1999 to $13 Million in 2000. The decrease resulted in part because one of the segment's LASH vessels, the "RHINE FOREST," was in a shipyard for over 76 days for planned maintenance during the first quarter of 2000. Additionally, increased fuel cost continues to negatively affect earnings even though partially offset by hedging contracts. After adjusting for the hedging contracts in place through December of 2000, the Company paid $8.1 Million more for fuel for its Liner Services segment in 2000 than in 1999.

The results reported in the *Other* category decreased 54.8% from $5 Million in 1999 to $2.3 Million in 2000 primarily resulting from less ship charter brokerage commissions, additional insurance reserves, and increased stop loss insurance premiums. Additionally, in 1999, the Company recovered previously paid foreign taxes.

Vessel and Barge Depreciation. Vessel and barge depreciation decreased 1.3% from $39.3 Million in 1999 to $38.8 Million in 2000 due to the sale of the "GREEN BAY" and one of the Company's LASH vessels becoming fully depreciated in January of 2000, partially offset by the commencement of operations of the "GREEN DALE" and the "GREEN COVE" as discussed above.

Other Income and Expenses. Administrative and general expenses decreased 5.8% from $24.3 Million in 1999 to $22.9 Million in 2000 due to a continuing cost reduction program.

Earnings in 2000 included a gain of $5.9 Million recognized on the sale of a PCTC in June of 2000 and tugboats in July and December of 2000, offset slightly by the loss recognized on the sale of one of the Company's LASH vessels no longer needed for operations. Earnings in 1999 included a gain of $2.4 Million recognized on the sale of a parcel of land no longer required in the Company's operations and a gain of $9.5 Million recognized on the sale of a PCC in May of 1999 and a towboat in December of 1999, offset slightly by the loss recognized on the sale of two of the Company's FLASH units in October of 1999.

Interest expense increased 5.2% to $33.8 Million in 2000 as compared to $32.1 Million in 1999. The increase resulted primarily from the financing associated with the acquisition of the "ASIAN EMPEROR" in May of 1999, the acquisition of the "GREEN DALE" in September of 1999, the acquisition of the "GREEN COVE" in June of 2000, and higher interest rates on floating rate loans in 2000.

Investment income increased 58.2% from $1.3 Million in 1999 to $2.1 Million in 2000 due to a higher average balance of invested funds and more favorable interest rates.

The Company incurred an extraordinary gain of $688,000, net of taxes, in 2000 related to the early retirement of debt. During 2000, the Company retired $24.1 Million of its 7 ¾% Senior Notes due 2007 at various discounts and retired $51.2 Million of its 9% Senior Notes due 2003 at a slight call premium, which amounts include investments held in its bond portfolio purchased by one of the Company's wholly owned subsidiaries.

Income Taxes. The Company provided $545,000 and $8.2 Million for Federal income taxes at the statutory rate of 35% for 2000 and 1999, respectively.

Liquidity and Capital Resources

The following discussion should be read in conjunction with the more detailed Consolidated Balance Sheets and Consolidated Statements of Cash Flows included elsewhere herein as part of the Company's Consolidated Financial Statements.

The Company's working capital decreased from $28.2 Million at December 31, 2000, to $25.5 Million at December 31, 2001, after provision for current maturities of long-term debt and capital lease obligations of $20.6 Million. Cash and cash equivalents increased during 2001 by $9.4 Million to a total of $26.3 Million. This increase was provided by operating activities of $22.6 Million, and cash provided by investing activities of $80.0 Million, partially offset by cash used for financing activities of $93.2 Million.

Operating activities generated a positive cash flow after adjusting the net loss for non-cash provisions such as depreciation, amortization and impairment loss. Cash flow was provided through the sale of six vessels and other property generating $126.0 Million and proceeds from the sale of short-term investments of $2.8 Million. These were partially offset by $7.6 Million in deferred vessel drydocking charges and $40.1 Million for the purchase of a PCTC .

The net cash used for financing activities of $80.0 Million included reductions of debt and capital lease obligations of $148.5 Million. Approximately $ 37.9 Million stemmed from regularly scheduled principal payments, $69.6 Million was the payoff of two loans that were replaced with long term operating leases and $41.0 Million was for the repayment of amounts drawn under a line of credit. These reductions were partially offset by proceeds received from financing secured by one of the Company's PCTC's for $1.8 Million, $27.5 Million for the financing of a PCTC and draws against the Company's line of credit totaling $27.0 Million.

As of December 31, 2001, the balance outstanding on the Company's 9% Senior Notes is $38.085 Million. The Company has also called at par an additional $10.0 Million of the 2003 Notes which will be repaid on March 29, 2002, leaving a balance due on this issue of $28.085 Million. The Company's plan provides for the orderly retirement of the balance of these Notes within the required time frame, including repayment of other debt in accordance with scheduled maturities. It is anticipated that the future projected earnings and the proceeds from the sale of Assets Held-for-Disposal should provide the cash flow to meet these debt obligations, however there can be no assurance.

During 2001, the Company entered into two sale-leasebacks, one for one of the Company's domestic PCTCs and another for one of the Company's foreign flag PCTCs. Additionally in December 2001, the Company renegotiated its capital lease agreement for one of the Company's domestic PCTCs and subsequently reclassified the lease to an operating lease. The gains on these sale-leasebacks are deferred over the life of the leases. The terms of the leases are 12 years for the domestic PCTC, 15 years for the foreign flag PCTC, and 10 years for the other domestic PCTC. The vessels under these leases are operated under fixed charter agreements covering the terms of the respective leases.

At December 31, 2001, the Company's revolving credit facility of $10.0 Million was fully available. This facility expires April 23, 2003.

Despite the reported loss during 2001, the Company continues to meet all of its financial covenants under its various debt agreements, after these were amended, effective June, 2001. However as a result of previously scheduled tightening of certain debt covenants commencing in 2002, management is taking steps to ensure continuing compliance including reaching agreements with various lending institutions to further amend the various debt covenants for the year 2002. The Company expects to have timely approval from the lending institutions, however it can not give assurances at this time.

The following is a summary of the Company's contractual obligations as of December 31, 2001:

	Payments Due by Period					
Contractual Obligations (000's)	2002	2003	2004	2005	2006	Thereafter
Long-Term Debt	$ 15,346	$ 54,177	$ 14,043	$ 14,309	$ 14,496	$ 133,456
Capital Lease Obligations	$ 6,470	$ 5,515	$ 3,390	$ 1,977	$ -	$ -
Operating Leases	$ 18,337	$ 17,532	$ 16,252	$ 16,316	$ 16,319	$ 124,150
Total Contractual Obligations	$ 40,153	$ 77,224	$ 33,685	$ 32,602	$ 30,815	$ 257,606

Management believes that normal operations will provide sufficient working capital and cash flows to meet debt service during the foreseeable future as most of the Company's operations are tied to existing medium to long-term charters or contracts providing it with adequate liquidity. The Company's start-up railcar ferry, servicing Mexico, is supported by two of its vessels and is projected to be profitable in 2002 and contribute to the Company's positive cash flows. The Company believes that alternative placement for the two vessels could be found if outside market conditions impact the projected results of the railcar ferry service. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital, enter into additional financings of its unencumbered vessels or restructure debt.

In view of the write-down charge taken for Assets Held-for-Disposal and to be certain that the Company is in compliance with financial covenants under its loan agreements, at a regular meeting held June 25, 2001, the Board of Directors elected to suspend quarterly dividend payments on Common shares of stock.

The Company has not been notified that it is a potentially responsible party in connection with any environmental matters.

Stock Repurchase Program

In October of 1998, the Company's Board of Directors approved a stock repurchase program to buy up to 500,000 shares of its common stock. In October of 1999, the Company completed the program and the Company's Board of Directors approved another stock repurchase program to buy up to 1,000,000 shares of its common stock, based on the Board's belief that the market value of the Company's common stock did not adequately reflect the Company's inherent value. As of December 31, 2001, 600,000 shares had been repurchased under these two programs for a total cost of

$7,571,000 at an average market price of $12.68 per share, of which 4,300 shares were repurchased during 2000. No shares were repurchased during 2001.

Coal Transportation Contract

Early in the third quarter of 1999, the Company settled its outstanding contract litigation with Seminole. In the settlement, Seminole paid approximately $23.0 Million to Central Gulf, and all disputes between Central Gulf and Seminole were terminated. This settlement, less related expenses, is reported in the Company's Consolidated Statements of Income for the year 1999.

The settlement fully resolves all litigation among Central Gulf, Seminole and their respective subsidiaries and affiliates. The litigation, which involved three separate lawsuits in state and federal courts in Florida, arose out of Seminole's unilateral termination of its contract with Central Gulf for the transportation of coal by Central Gulf from Mt. Vernon, Indiana to Gulf County, Florida. The contract, entered into in 1981, would have expired in 2004 according to its terms. Seminole notified the Company and Central Gulf on December 15, 1998, that it was terminating performance under the agreement, commencing alternative rail transportation, and commencing the litigation. Seminole's stated purpose in instituting the litigation was to confirm Seminole's ability to terminate performance under the agreement and establish the damages owed by Seminole to Central Gulf as a result of the termination. The settlement effectively disposed of these issues.

New Accounting Pronouncements

During 1998, the Financial Accounting Standards Board ("FASB') issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. However in June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 is an amendment of SFAS No. 133 and defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 on January 1, 2001, which resulted in a cumulative effect of an accounting change to earnings of $16,000 and an increase in other comprehensive income included in Stockholder's Investment of $385,000. The Company employs interest rate swap agreements, foreign currency contracts and commodity swap contracts (See Note M - Fair Value of Financial Instruments and Derivatives of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-21).

In July 2001, the FASB issued SFAS No. 141 "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 141 prohibits the use of the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill not be amortized in any circumstance and also requires goodwill to be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit might be impaired. The standard establishes a new method for testing goodwill for impairment based on a fair value concept and is effective fiscal years beginning after December 15, 2001. SFAS No. 143 requires the Company to record the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred and is effective for fiscal years beginning after June 15, 2002. The adoption of any of the above is not expected to have a material impact on the Company's financial statements, because the Company does not have any goodwill recorded or any assets that require retirement obligations.

In August 2001, the FASB issues SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This statement revises current guidance with respect to the process for measuring impairment of long-lived assets. The Company's adoption of SFAS No. 144 will only impact the accounting for future transactions relating to the impairment or disposal of long-lived assets.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of its business, the Company is exposed to foreign currency, interest rate, and commodity price risk. The Company utilizes derivative financial instruments including interest rate swap agreements, forward exchange contracts and commodity swap agreements to manage certain of these exposures. The Company hedges only firm commitments or anticipated transactions and does not use derivatives for speculation. The Company neither holds nor issues financial instruments for trading purposes.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at December 31, 2001, approximated carrying value due to its short-term duration. The potential decrease in fair value resulting from a hypothetical 10% increase in interest rates at year-end for the Company's investment portfolio was not material.

The fair value of long-term debt, including current maturities, was estimated to be $248.4 Million compared to a carrying value of $245.8 Million. The potential increase in fair value resulting from a hypothetical 10% adverse change in the borrowing rates applicable to the Company's long-term debt at December 31, 2001, would be approximately $4.3 Million or 2% of the carrying value.

The Company entered into two interest rate swap agreements with commercial banks, one in December of 1998 and another in September of 1999, in order to reduce the possible impact of higher interest rates in the long-term market by utilizing the fixed rate available with the swap. In August of 2001, the Company terminated its swap agreement entered into in December of 1998. For the remaining agreement, the fixed rate payor is the Company, and the floating rate payor is the commercial bank. While the arrangement is structured to reduce the Company's exposure to increases in interest rates, it also limits the benefit the Company might otherwise receive from any decreases in interest rates.

The fair value of the remaining agreement at December 31, 2001, estimated based on the amount that the banks would receive or pay to terminate the swap agreement at the reporting date, taking into account current market conditions and interest rates, was a liability of $1.8 Million. A hypothetical 10% decrease in interest rates as of December 31, 2001 would have resulted in a $229,000 increase in the fair value of the liability.

Foreign Exchange Rate Risk. The Company has entered into foreign exchange contracts to hedge certain firm sale commitments with varying maturities throughout 2002. The exchange rates at which these hedges were entered into did not materially differ from the exchange rates in effect at December 31, 2001. The potential fair value of these contracts that would have resulted from a hypothetical 10% adverse change in the exchange rates applicable to these contracts at December 31, 2001, was a liability of approximately $192,000.

Commodity Price Risk. During 2001, the Company entered into two commodity swap agreements to manage the Company's exposure to price risk related to the purchase of a portion of the estimated 2002 fuel requirements for its Liner Services segment. The agreement locked in the price the Company would pay per ton of fuel for 2002 at a specific price for a specified quantity. While this arrangement is structured to reduce the Company's exposure to increases in fuel prices, it also limits the benefit the Company might otherwise receive from any price decreases associated with this commodity.

The fair value of these agreements at December 31, 2001, estimated based on the difference between year-end price per ton of fuel and the contract delivery price per ton of fuel times the quantity applicable to the agreements, was a liability of $204,000. A hypothetical 10% decrease in the fuel prices as of December 31, 2001 would have resulted in a $423,000 increase in the fair value of the liability.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by Item 8 begins on page F-1 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 10 is incorporated herein by reference to Item 4a, Executive Officers and Directors of the Registrant.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is included on pages 6, 7, 8 and 9 of the Company's definitive proxy statement dated March 12, 2002, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information called for by Item 12 is included on pages 2, 3, and 4 of the Company's definitive proxy statement dated March 12, 2002, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is included on pages 2, 3, 4, 9 and 10 of the Company's definitive proxy statement dated March 12, 2002, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following financial statements, schedules and exhibits are filed as part of this report:

(a) 1. Financial Statements

The following financial statements and related notes are included on pages F-1 through F-26 of this Form 10-K.

Report of Independent Public Accountants

Consolidated Statements of Income for the years ended December 31, 2001, 2000, and 1999

Consolidated Balance Sheets at December 31, 2001 and 2000

Consolidated Statements of Changes in Stockholders' Investment for the years ended December 31, 2001, 2000, and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Report of Independent Public Accountants on Supplemental Schedules

Schedule I - Condensed Financial Information of the Registrant

3. Exhibits

(3) Restated Certificate of Incorporation, as amended, and By-Laws of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3 to the Registrant's Form 10-Q for the quarterly period ended June 30, 1996, and incorporated herein by reference)

(4) Specimen of Common Stock Certificate (filed as an exhibit to the Company's Form 8-A filed with the Securities and Exchange Commission on April 25, 1980, and incorporated herein by reference)

(4.1) Form of Indenture between the Company and the Bank of New York, as Trustee, with respect to 9% Senior Notes due July 1, 2003 (filed as Exhibit 4(c) to Amendment No. 1 to the Company's Registration Statement on Form S-2 (Registration No. 33-62168) and incorporated herein by reference).

(4.2) Form of 9% Senior Note due July 1, 2003 (included in Exhibit 4.1 hereto and incorporated herein by reference).

(4.3) Form of Indenture between the Company and the Bank of New York, Inc., as Trustee, with respect to 7 3/4% Senior Notes due October 15, 2007 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated January 22, 1998, and incorporated herein by reference).

(4.4) Form of 7 3/4% Senior Note due October 15, 2007 (included in Exhibit 4.3 hereto and incorporated herein by reference).

(10) $25,000,000 Credit Agreement dated as of January 22, 1998, by and among the Company, as Borrower, Certain Lenders, as signatories thereto, Citicorp Securities, Inc., as Arranger, and Citibank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-46317) and incorporated herein by reference.)

(10.1) First Amended and Restated Credit Agreement dated as of March 31, 1998, by and among the Company, as Borrower, Certain Lenders, as signatories thereto, Citicorp Securities, Inc., as Arranger, and Citibank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant's Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference).

(10.2) Second Amended and Restated Credit Agreement dated as of May 4, 1999, by and among the Company, as Borrower, Certain Lenders, as signatories thereto, Citicorp Securities, Inc., as Arranger, and Citibank, N.A., as Administrative Agent. (filed as Exhibit 10.2 to the Registrant's Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference).

(10.3) Amendment No. 1 dated as of September 3, 1999, by and among the Company, as Borrower, Certain Lenders, as signatories thereto, Citicorp Securities, Inc., as Arranger, and Citibank, N.A.., as Administrative Agent (filed as Exhibit 10.3 to the Registrant's Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference).

(21) Subsidiaries of International Shipholding Corporation

(b) No reports on Form 8-K were filed for the three-month period ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL SHIPHOLDING CORPORATION
(Registrant)

March 1, 2002	By	Gary L. Ferguson ________________________ Gary L. Ferguson Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

INTERNATIONAL SHIPHOLDING CORPORATION
(Registrant)

March 1, 2002	By	Niels W. Johnsen ________________________ Niels W. Johnsen Chairman of the Board, Director and Chief Executive Officer
March 1, 2002	By	Erik F. Johnsen ________________________ Erik F. Johnsen President and Director
March 1, 2002	By	Niels M. Johnsen ________________________ Niels M. Johnsen Executive Vice President and Director
March 1, 2002	By	Erik L. Johnsen ________________________ Erik L. Johnsen Executive Vice President and Director
March 1, 2002	By	Harold S. Grehan, Jr. ________________________ Harold S. Grehan, Jr. Director
March 1, 2002	By	Raymond V. O'Brien, Jr. ________________________ Raymond V. O'Brien, Jr. Director

March 1, 2002	By	Edwin Lupberger ________________________ Edwin Lupberger Director
March 1 , 2002	By	Edward K. Trowbridge ________________________ Edward K. Trowbridge Director
March 1 , 2002	By	Gary L. Ferguson ________________________ Gary L. Ferguson Vice President and Chief Financial Officer
March 1 , 2002	By	Manny G. Estrada ________________________ Manny G. Estrada Vice President and Controller

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX OF FINANCIAL STATEMENTS

Report of Independent Public Accountants F-2

Consolidated Statements of Income for the years ended December 31, 2001, 2000, and 1999 .... F-3

Consolidated Balance Sheets at December 31, 2001 and 2000 .... F-4

Consolidated Statements of Changes in Stockholders' Investment for the years ended December 31, 2001, 2000, and 1999 .... F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999 .... F-7

Notes to Consolidated Financial Statements F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of International Shipholding Corporation:

We have audited the accompanying consolidated balance sheets of International Shipholding Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Shipholding Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New Orleans, Louisiana
January 11, 2002

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(All Amounts in Thousands Except Share Data)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 289,911	$ 342,388	$ 338,666
Subsidy Revenue	14,459	14,717	13,991
Net Revenue from Contract Settlement	-	-	20,552
	304,370	357,105	373,209
Operating Expenses:			
Voyage Expenses	246,180	268,857	267,263
Vessel and Barge Depreciation	30,960	38,773	39,265
Impairment Loss	81,038	-	-
Gross Voyage (Loss) Profit	(53,808)	49,475	66,681
Administrative and General Expenses	23,578	22,871	24,282
Net Gain on Sale of Vessels/Other Assets	3,501	5,911	11,573
Operating (Loss) Income	(73,885)	32,515	53,972
Interest:			
Interest Expense	26,737	33,764	32,102
Investment Income	(1,157)	(2,118)	(1,339)
	25,580	31,646	30,763
(Loss) Income Before (Benefit) Provision for Income Taxes, Equity in Net Income (Loss) of Unconsolidated Entities and Extraordinary Item	(99,465)	869	23,209
(Benefit) Provision for Income Taxes:			
Current	47	2,212	4,086
Deferred	(34,698)	(1,667)	4,131
State	83	102	284
	(34,568)	647	8,501
Equity in Net Income (Loss) of Unconsolidated Entities (Net of Applicable Taxes)	463	(74)	(85)
(Loss) Income Before Extraordinary Item	(64,434)	148	14,623
Extraordinary Gain on Early Extinguishment of Debt (Net of Income Tax Provision of $8 and $370, Respectively)	15	688	-
Net (Loss) Income	$ (64,419)	$ 836	$ 14,623
Basic and Diluted Earnings Per Share:			
(Loss) Income Before Extraordinary Item	$ (10.59)	$ 0.03	$ 2.28
Extraordinary Gain	0.00	0.11	-
Net (Loss) Income	$ (10.59)	$ 0.14	$ 2.28

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(All Amounts in Thousands)

ASSETS	December 31, 2001	December 31, 2000
Current Assets:		
Cash and Cash Equivalents	$ 26,339	$ 16,906
Marketable Securities	3,059	6,018
Accounts Receivable, Net of Allowance for Doubtful Accounts of $603 and $282 in 2001 and 2000, Respectively:		
Traffic	24,979	49,278
Agents'	2,873	5,226
Claims and Other	15,289	9,513
Federal Income Taxes Receivable	100	812
Net Investment in Direct Financing Leases	1,774	3,621
Other Current Assets	4,691	8,074
Material and Supplies Inventory, at Lower of Cost or Market	2,932	11,016
Current Assets Held for Disposal	5,022	-
Total Current Assets	87,058	110,464
Assets Held for Disposal	9,916	-
Marketable Equity Securities	88	186
Investment in Unconsolidated Entities	7,857	3,538
Net Investment in Direct Financing Leases	53,209	108,106
Vessels, Property, and Other Equipment, at Cost:		
Vessels and Barges	333,037	744,999
Other Marine Equipment	4,709	8,291
Terminal Facilities	13,460	18,377
Land	1,038	1,230
Furniture and Equipment	12,099	15,974
	364,343	788,871
Less - Accumulated Depreciation	(106,010)	(374,006)
	258,333	414,865
Other Assets:		
Deferred Charges, Net of Accumulated Amortization of $16,580 and $30,867 in 2001 and 2000, Respectively	14,240	32,296
Acquired Contract Costs, Net of Accumulated Amortization of $18,520 and $17,065 in 2001 and 2000, Respectively	12,006	13,461
Due from Related Parties	611	633
Other	17,085	11,627
	43,942	58,017
	$ 460,403	$ 695,176

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(All Amounts in Thousands Except Share Data)

	December 31, 2001	December 31, 2000
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities:		
Current Maturities of Long-Term Debt	$ 15,346	$ 22,181
Current Maturities of Capital Lease Obligations	-	7,824
Accounts Payable and Accrued Liabilities	40,970	52,276
Current Maturities of Capital Lease Obligations on Assets Held for Disposal	5,241	-
Total Current Liabilities	61,557	82,281
Billings in Excess of Income Earned and Expenses Incurred	1,765	5,462
Long-Term Capital Lease Obligations on Assets Held for Disposal	9,795	-
Long-Term Capital Lease Obligations, Less Current Maturities	-	51,827
Long-Term Debt, Less Current Maturities	230,481	308,037
Other Long-Term Liabilities:		
Deferred Income Taxes	8,390	43,300
Claims and Other	33,510	22,737
	41,900	66,037
Commitments and Contingent Liabilities		
Stockholders' Investment:		
Common Stock, $1.00 Par Value, 10,000,000 Shares Authorized, 6,756,330 Shares Issued at December 31, 2001 and 2000	6,756	6,756
Additional Paid-In Capital	54,450	54,450
Retained Earnings	64,575	129,755
Less - 673,443 Shares of Common Stock in Treasury, at Cost, at December 31, 2001 and 2000	(8,704)	(8,704)
Accumulated Other Comprehensive Loss	(2,172)	(725)
	114,905	181,532
	$ 460,403	$ 695,176

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
(All Amounts in Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	$6,756	$54,450	$117,399	($1,422)	($75)	$177,108
Comprehensive Income:						
Net Income for Year Ended December 31, 1999	-	-	14,623	-	-	14,623
Other Comprehensive Loss: Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of ($233)	-	-	-	-	(433)	(433)
Total Comprehensive Income						14,190
Treasury Stock	-	-	-	(7,232)	-	(7,232)
Cash Dividends	-	-	(1,582)	-	-	(1,582)
Balance at December 31, 1999	$6,756	$54,450	$130,440	($8,654)	($508)	$182,484
Comprehensive Income:						
Net Income for Year Ended December 31, 2000	-	-	836	-	-	836
Other Comprehensive Loss: Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of ($117)	-	-	-	-	(217)	(217)
Total Comprehensive Income						619
Treasury Stock	-	-	-	(50)	-	(50)
Cash Dividends	-	-	(1,521)	-	-	(1,521)
Balance at December 31, 2000	$6,756	$54,450	$129,755	($8,704)	($725)	$181,532
Comprehensive Loss:						
Net Loss for the Year Ended December 31, 2001	-	-	(64,419)	-	-	(64,419)
Other Comprehensive Loss: Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of ($76)	-	-	-	-	(144)	(144)
Cumulative Effect of Adoption of SFAS No.133, Net of Deferred Taxes of ($135), on January 1, 2001					(250)	(250)
Unrealized Holding Loss on Derivatives, Net of Deferred Taxes of ($567)	-	-	-	-	(1,053)	(1,053)
Total Comprehensive Loss						(65,866)
Cash Dividends	-	-	(761)	-	-	(761)
Balance at December 31, 2001	$6,756	$54,450	$64,575	($8,704)	($2,172)	$114,905

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All Amounts in Thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash Flows from Operating Activities:			
Net (Loss) Income	$ **(64,419)**	$ 836	$ 14,623
Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:			
Depreciation	**32,580**	41,716	42,056
Amortization of Deferred Charges and Other Assets	**11,311**	18,002	18,052
(Benefit) Provision for Deferred Income Taxes	**(34,698)**	(1,667)	4,131
Equity in Net (Gain) Loss of Unconsolidated Entities	**(463)**	74	85
Gain on Sale of Vessels/Other Assets	**(3,501)**	(5,868)	(11,598)
Net Revenue from Contract Settlement	-	-	(20,552)
Proceeds from Contract Settlement	-	-	22,327
Impairment Loss	**81,038**	-	-
Extraordinary Gain	**(15)**	(688)	-
Changes in:			
Accounts Receivable	**20,763**	(1,898)	(7,026)
Inventories and Other Current Assets	**3,790**	(1,213)	556
Other Assets	**(5,493)**	3,595	110
Accounts Payable and Accrued Liabilities	**(13,851)**	(117)	(10,884)
Federal Income Taxes Payable	**982**	(586)	2,225
Billings in Excess of Income Earned and Expenses Incurred	**(4,109)**	379	(2,016)
Other Long-Term Liabilities	**(1,347)**	(3,096)	(4,509)
Net Cash Provided by Operating Activities	**22,568**	49,469	47,580
Cash Flows from Investing Activities:			
Net Investment in Direct Financing Leases	**2,540**	3,482	(55,082)
Purchase of Vessels and Other Property	**(40,171)**	(34,002)	(53,180)
Additions to Deferred Charges	**(7,589)**	(8,410)	(14,497)
Proceeds from Sale of Vessels and Other Property	**126,011**	21,741	25,771
Proceeds from Sale of Short-Term Investments	**2,824**	5,021	38
Investment in Unconsolidated Entities	**(3,627)**	(1,906)	(584)
Partial Sale of Unconsolidated Entities	-	511	681
Other Investing Activities	**46**	(511)	54
Net Cash Provided (Used) by Investing Activities	**80,034**	(14,074)	(96,799)
Cash Flows from Financing Activities:			
Proceeds from Issuance of Debt and Capital Lease Obligations	**56,300**	137,400	128,400
Reduction of Debt and Capital Lease Obligations	**(148,513)**	(174,217)	(83,142)
Additions to Deferred Financing Charges	**(195)**	(639)	(572)
Purchase of Treasury Stock	-	(50)	(7,232)
Common Stock Dividends Paid	**(761)**	(1,521)	(1,582)
Other Financing Activities	-	1,877	-
Net Cash (Used) Provided by Financing Activities	**(93,169)**	(37,150)	35,872
Net Increase (Decrease) in Cash and Cash Equivalents	**9,433**	(1,755)	(13,347)
Cash and Cash Equivalents at Beginning of Year	**16,906**	18,661	32,008
Cash and Cash Equivalents at End of Year	$ **26,339**	$ 16,906	$ 18,661

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of International Shipholding Corporation (a Delaware corporation) and its majority-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

The Company uses the cost method to account for investments in entities in which it holds less than a 20% voting interest and in which the Company cannot exercise significant influence over operating and financial activities. The Company uses the equity method to account for investments in entities in which it holds a 20% to 50% voting interest.

Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

Nature of Operations

The Company, through its subsidiaries, operates a diversified fleet of U.S. and international flag vessels that provide domestic and international maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. At December 31, 2001, the Company's fleet consisted of 36 ocean-going vessels, 2 towboats, 7 river barges, 28 Special Purpose barges, 1,722 LASH (Lighter Aboard SHip) barges, and related shoreside handling facilities. In January and February of 2002, the Company sold two of its LASH vessels along with 164 LASH barges which are reflected on the Balance Sheet as "Current Assets Held for Disposal." The Company's strategy is to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Voyage Accounting

Revenues and expenses relating to voyages are recorded on the percentage-of-completion method, except that provisions for loss voyages are recorded when contracts for the voyages are fixed and when losses become apparent for voyages in progress. Length of time for a voyage can vary from eight to eighty days depending upon the service. Use of the percentage-of-completion method requires management to make estimates and assumptions that affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Vessels and Other Property

Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges, and other equipment under construction are capitalized to properly reflect the cost of assets acquired. No interest was capitalized in 2001, 2000, or 1999.

Assets under capital leases are recorded on the consolidated balance sheets under the caption Assets Held for Disposal in 2001 and Vessels, Property, and Other Equipment, at Cost in 2000 *(See Note B and H).*

For financial reporting purposes, vessels are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of Vessels, Other Marine Equipment, Terminal Facilities, and Furniture and Equipment are as follows:

	Years
2 LASH Vessels	30
3 Pure Car/Truck Carriers	20
1 Coal Carrier	15
6 Other Vessels *	25
Other Marine Equipment	3-12
Terminal Facilities	5-23
Furniture and Equipment	3-10

* Includes one Ice Strengthened Multi-Purpose vessel, two Float-On/Float-Off Special Purpose vessels, a Dockship, a Molten Sulphur Carrier, and a Container vessel. At December 31, 2001, the Company's fleet of 36 vessels also included five LASH vessels and one FLASH unit held for disposal *(See Note B)*, three Roll-On/Roll-Off vessels which it operates, an Ice Strengthened Multi-Purpose vessel, a Tanker and two Container vessels which it charters in for one of its services, three Pure Car/Truck Carriers ("PCTCs") which it charters in for its Time Charter contracts, two Cape-Size Bulk Carriers in which the Company owns a 12.5% interest and six Cement Carriers in which the Company owns a 30% interest.

Inventories

Inventories are stated at the lower of cost or market. The base-stock method is used for the Company's vessels, and the first-in, first-out ("FIFO") method is used for fuel.

Income Taxes

Deferred income taxes are provided on items of income and expense which affect taxable income in one period and financial income in another.

Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S. income taxes *(See Note E)*.

Foreign Currency Transactions

Certain of the Company's revenues and expenses are converted into or denominated in foreign currencies, primarily Singapore Dollar, Indonesian Rupiah, Euro, British Pound, and Indian Rupee. All exchange adjustments are charged or credited to income in the year incurred. An exchange loss of $54,000, an exchange gain of $483,000, and an exchange loss of $119,000 were recognized for the years ended December 31, 2001, 2000, and 1999, respectively.

Dividend Policy

The Board of Directors declared and paid dividends of 6.25 cents per share for each quarter in 2000 and 1999 and for the first and second quarter in 2001. In June of 2001, the Board of Directors elected to suspend future quarterly dividend payments indefinitely as those payments would have exceeded the restricted payments amount as defined in the Company's Debt Covenants *(See Note C)*.

Net Income Per Common Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 6,082,887, 6,082,954, and 6,424,193 for the years ended December 31, 2001, 2000, and 1999, respectively. Basic and diluted weighted average common shares outstanding were the same for each of these years. The effect of 475,000 stock options granted during 1998, which were terminated and reissued in 1999, was anti-dilutive for all periods *(see Note D)*.

Subsidy Agreements

The Maritime Security Act ("MSA"), which provides for a new subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. During 2001, seven of the Company's vessels qualified, and received contracts, for MSA participation including three LASH vessels and four of the Company's PCTCs. In January of 2002, the Company sold one of the LASH vessels that had been receiving subsidy payments, and its subsidy payments were suspended at that time. The Company has until July 16, 2002, to locate a qualified replacement vessel in order to retain the MSA contract. The remaining two LASH vessels for which the Company is receiving subsidy payments are classified as Assets Held for Disposal. When disposed, the Company plans to find qualified replacement vessels to

retain those MSA contracts. However, there can be no assurances that qualified vessels will be acquired. The MSA provides for annual subsidy payments of $2,100,000 per year per vessel through September 30, 2005. These payments are subject to appropriation each year and are not guaranteed.

Self-Retention Insurance

The Company is self-insured for most Personal Injury and Cargo claims under $1,000,000, for Hull claims under $2,500,000, and for claims for Loss of Hire under 60 days The Company maintains insurance for individual claims over the above levels and maintains Stop Loss insurance to cover aggregate claims between those levels and the primary deductible levels. Primary deductibles are $25,000 for Hull, Personal Injury, and Cargo, $1,000 for LASH barges, and 10 days for Loss of Hire. The Company is responsible for all claims under the primary deductibles. Under the Stop Loss insurance, claim costs between the primary deductible and $1,000,000 and $2,500,000, as applicable, are the responsibility of the Company until the aggregate Stop Loss amount is met. The aggregate annual Stop Loss, excluding primary deductibles, is $6,000,000 for each of the policy years ending June 26, 2002, 2001, and 2000. After the Company has retained the aggregate amounts, all additional claims up to an additional aggregate amount of $6,000,000 are recoverable from underwriters.

Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs. The current portions of these liabilities were $7,884,000 and $9,046,000 at December 31, 2001 and 2000, respectively, and the noncurrent portions of these liabilities were $2,483,000 and $4,059,000 at December 31, 2001 and 2000, respectively.

Stock Repurchase Program

In October of 1998, the Company's Board of Directors approved a stock repurchase program to buy up to 500,000 shares of its common stock. In October of 1999, the Company completed the program and the Company's Board of Directors approved another stock repurchase program to buy up to 1,000,000 shares of its common stock, based on the Board's belief that the market value of the Company's common stock did not adequately reflect the Company's inherent value. Repurchases are being made in the open market or in privately negotiated transactions at the discretion of the Company's management, depending upon financial and market conditions. As of December 31, 2001, 600,000 shares had been repurchased under these two programs for a total cost of $7,571,000 at an average market price of $12.68, per share of which 4,300 shares were repurchased during 2000. No shares were repurchased during 2001.

New Accounting Pronouncements

During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. However, in June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 is an amendment of SFAS No. 133 and deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 on January 1, 2001, which resulted in a cumulative effect of an accounting change to earnings of $16,000 and an increase in other comprehensive income included in Stockholder's Investment of $385,000. The Company employs interest rate swap agreements, foreign currency contracts and commodity swap contracts *(See Note M)*.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 141 prohibits the use of the pooling-of-interests method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill not be amortized in any circumstance and also requires goodwill to be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill for a reporting unit might be impaired. The standard establishes a new method for testing goodwill for impairment based on a fair value concept and is effective for fiscal years beginning after December 15, 2001. SFAS No. 143 requires the Company to record the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred and is effective for fiscal years beginning after June 15, 2002. The adoption of any of the above is not expected to have a material impact on the Company's financial statements, because the Company does not have any goodwill recorded or any assets that require retirement obligations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement revises current guidance with respect to the process for measuring impairment of long-lived assets. The provisions of this statement are required to be applied for fiscal years

beginning after December 15, 2001 and interim periods within those fiscal years. The reclassification of certain of the Company's assets to Assets Held for Disposal during 2001 was made prior to the Company's adoption of SFAS No. 144. Thus, these assets will continue to be accounted for under SFAS No. 121. The Company's adoption of SFAS No. 144 will only impact the accounting for future transactions relating to the impairment or disposal of long-lived assets.

NOTE B - PROPERTY

In June of 2001, the Company adopted a plan to separate the LASH service (the Liner Services segment), its Cape-Size Bulk Carrier (the Time Charter Contracts segment) and certain Special Purpose barges (the Other segment), from the balance of its operations and dispose of these assets. The past several years have reflected a downward trend in the Liner Services segment as a result of higher operating cost, disruptions in service due to unplanned maintenance and changes in market conditions. In December of 2001, the Company reclassified its Foreign Flag LASH Service assets, which are comprised of two LASH vessels, one Dockship, and 599 LASH barges, as assets held for use as a result of extended cargo commitments from a major shipper.

During 2001, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" issued by the FASB, the Company recognized an impairment loss of $81,038,000 comprised of $60,553,000 on the U.S. Flag LASH service, one Cape-Size Bulk Carrier, and 28 Special Purpose barges, $18,130,000 on its Foreign Flag LASH service, and $2,355,000 on one of its LASH vessels that was sold while held for disposal. This vessel completed its commitment under charter with the U.S. Military Command, reached the end of its economic life, and was sold for scrap. This impairment loss on the U.S. and Foreign Flag LASH service was measured as the amount by which the carrying value of the vessel exceeded its fair value. The fair value of the Foreign Flag LASH service assets was estimated by determining the present value of its expected future cash flows using a discount rate believed to be commensurate with the Company's borrowing rate. The impairment loss on the U.S. Flag LASH on charter to MSC was measured as the amount by which the carrying value of the vessel exceeded its fair value. The fair value of the vessel was estimated by determining the scrap value per lightweight ton.

During 2001, the Company sold its Cape-Size Bulk Carrier and 77 LASH barges. In January and February of 2002, the Company sold two of its LASH vessels along with 164 LASH barges. The Company is still in the process of disposing of the remaining LASH assets and Special Purpose barges. For accounting purposes, these assets have been reclassified in the Company's balance sheet as "Current Assets Held-for-Disposal" and "Assets Held-for-Disposal."

During 2000 and 1999, the Company grouped all LASH barges into pools with estimated useful lives corresponding to the remaining useful lives of the vessels with which they are utilized. Major barge refurbishments were capitalized and included in the aforementioned group of barge pools. From time to time, the Company disposes of barges in the ordinary course of business. In these cases, proceeds from the disposition are credited to the remaining net book value of the respective pool and future depreciation charges are adjusted accordingly. In June 2001, a portion of these barges was moved to "Assets Held-for-Disposal" and is no longer being depreciated. The remaining barges are being handled in the same manner as was done in 2000 and 1999.

The Company owns a coal transfer terminal facility which it operated for use with a coal transportation contract with Seminole Electric Cooperative, Inc. ("Seminole"), a Florida-based electric utility, which was terminated prematurely by Seminole in December of 1998. The Company received a settlement in July of 1999 of $22,975,000 including proceeds from the sale of the Company's three super jumbo river barges of approximately $648,000. The reported settlement of $20,552,000 was net of related expenses of approximately $1,800,000. The Company is continuing to look at various business options that would utilize the coal transfer terminal facility.

During 2001, the Company recognized a net gain on sale of Vessels/Other Assets of $3,501,000 including a gain of $4,485,000 on the sale of one of the Company's PCTCs, which was replaced by a newer and larger PCTC, a gain of $464,000 on the sale of tugboats and a gain of $930,000 on the sale of other assets no longer needed for operations, offset by a loss of $2,378,000 on two of the Company's LASH vessels which completed their commitment under charter with the U.S. Military Sealift Command ("MSC") and were no longer needed for operations. During 2000, the Company recognized a net gain of $5,911,000 primarily including a gain of $6,063,000 on the sale of one of the Company's PCTCs, which was replaced by a newer and larger PCTC, a gain of $600,000 on the sale of tugboats no longer needed for operations, offset slightly by the loss of approximately $1,000,000 on the sale of one of the Company's LASH vessels no longer needed for operations. During 1999, the Company recognized a net gain of $11,573,000 including a gain of $2,408,000 on the sale of a parcel of land no longer required in the Company's operations, a gain of $1,777,000 on the sale of a towboat and a gain of $7,752,000 on the sale of one of the Company's Pure Car Carriers ("PCCs"), which was replaced by a newer and larger PCTC, offset slightly by a loss of $364,000 on the sale of two of the Company's FLASH units.

NOTE C - LONG-TERM DEBT

(All Amounts in Thousands)

Description	Interest Rate December 31, 2001	Interest Rate December 31, 2000	Due	Total Principal Due December 31, 2001	Total Principal Due December 31, 2000
Unsecured Senior Notes - Fixed Rate	7.75-9.00%	7.75-9.00%	2003-2007	$ 121,508	$ 124,568
Fixed Rate Notes Payable	6.70%	6.70%	2008	24,067	28,263
Variable Rate Notes Payable	2.90-4.6375%	7.25-7.95%	2009-2011	85,875	142,112
U.S. Government Guaranteed Ship Financing Notes and Bonds - Fixed Rate	8.30%	8.30%	2009	14,377	17,275
Lines of Credit	N/A	7.63-9.50%	2003	-	18,000
				$ 245,827	$ 330,218
	Less Current Maturities			(15,346)	(22,181)
				$ 230,481	$ 308,037

During 2001, the Company retired $3,105,000 of the 9% Senior Notes due 2003 at a slight discount. During 2000, the Company retired $24,070,000 of the 7 ¾% Senior Notes at various discounts and retired $51,199,000 of the 9% Senior Notes due 2003 at a slight premium. Upon retirement of this indebtedness, the Company recorded an Extraordinary Gain on Early Extinguishment of Debt for the years ended December 31, 2001 and 2000 of approximately $15,000 and $688,000, net of taxes, respectively. In January and February of 2002, the Company retired an additional $1,000,000 and $400,000, respectively of the 9% Senior Notes due 2003 at a slight discount. During February, 2002, the Company gave the trustee an irrevocable notice to retire $10,000,000 of the 9% Senior Notes due 2003, at par in March, 2002.

The aggregate principal payments required as of December 31, 2001 for each of the next five years are $15,346,000 in 2002, $54,177,000 in 2003, $14,043,000 in 2004, $14,309,000 in 2005, and $14,496,000 in 2006. Certain of the vessels and barges owned by the Company are mortgaged under some of the Company's debt agreements. The Company has seven vessels and 319 LASH barges pledged with a net book value totaling $222,255,000. Additional collateral includes a security interest in certain operating contracts and receivables. The remaining indebtedness of the Company is unsecured. Most of these agreements, among other things, impose defined minimum working capital and net worth requirements, impose restrictions on the payment of dividends, and prohibit the Company from incurring, without prior written consent, additional debt or lease obligations, except as defined. The Company has consistently met the minimum working capital and net worth requirements during the period covered by the agreements, once amended effective June, 2001, and is in compliance with these requirements as of December 31, 2001. However, as a result of reduced margins on certain covenants, management is taking steps to ensure continuing compliance including reaching agreements with the lending institutions further amending the various debt covenants. The Company expects to have approval from the lending institutions, however it can not give assurances at this time.

The most restrictive of the Company's credit agreements prohibit the declaration or payment of dividends unless (1) the total of (a) all dividends paid, distributions on, or other payments made with respect to the Company's capital stock during the period beginning January 1, 1999, and ending on the date of dividend declaration or other payment and (b) all investments other than Qualified Investments (as defined) of the Company and certain designated subsidiaries will not exceed the sum of $10,000,000 plus 50% (or, in case of a loss, minus 100%) of the Company's consolidated net income during the period described above plus the net cash proceeds received from the issuance of common stock by the Company during the above period, and (2) no default or event of default has occurred.

Certain of the Company's loan agreements also restrict the ability of the Company's subsidiaries to make dividend payments, loans, or advances, the most restrictive of which contain covenants that prohibit payments of dividends, loans, or advances to the Company from Sulphur Carriers, Inc. unless certain financial ratios are maintained. As long as those ratios are maintained, there is no restriction on loans or advances to the Company from that subsidiary, but dividends are restricted to 40% of undistributed earnings. Certain other loan agreements restrict the ability of the Company's subsidiaries to dispose of assets to such a degree that the remaining assets' book values are less than the value of the collateralized assets.

The amounts of potentially restricted net assets were as follows:

	(All Amounts in Thousands)	
	December 31, 2001	December 31, 2000
Enterprise Ship Company	$ 50,805	$ 56,225
Sulphur Carriers, Inc.	32,699	32,851
Total Restricted Net Assets	$ 83,504	$ 89,076

At December 31, 2001, the Company had available a line of credit totaling $10,000,000 used to meet short-term requirements when fluctuations occur in working capital. As of December 31, 2001, the Company had no draws outstanding against this line of credit. At December 31, 2000, the Company had available a line of credit totaling $38,000,000 of which $18,000,000 was drawn with this amount being fully repaid during 2001. During the second quarter of 2001, the Company cancelled the aforementioned $38,000,000 revolving credit facility and entered into a new agreement for the current facility of $10,000,000.

Under certain of the above described loan agreements, deposits are made into bank retention accounts to meet the requirements of the applicable agreements. These escrowed amounts totaled $513,000 and $514,000 at December 31, 2001 and 2000, respectively, and were included in Cash and Cash Equivalents.

NOTE D – EMPLOYEE BENEFIT PLANS

The Company's defined benefit retirement plan covers all full-time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. The Company's funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in certain bank common trust funds of trust quality assets and money market holdings. The Company's postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' funded status and costs recognized by the Company:

	Pension Plan		Postretirement Benefits	
(All Amounts in Thousands)	**December 31, 2001**	December 31, 2000	**December 31, 2001**	December 31, 2000
Change in benefit obligation				
Benefit obligation at beginning of year	$ 17,129	$ 14,473	$ 7,943	$ 7,716
Service cost	556	594	104	57
Interest cost	1,274	1,129	622	557
Actuarial loss	1,008	1,676	995	131
Benefits paid	(819)	(704)	(628)	(518)
Curtailments & Special Termination Benefits	(894)	-	7	-
Expenses paid	(28)	(39)	-	-
Benefit obligation at end of year	18,226	17,129	9,043	7,943
Change in plan assets				
Fair value of plan assets at beginning of year	16,707	17,107	-	-
Actual loss on plan assets	(186)	(377)	-	-
Employer contribution	995	720	628	518
Benefits paid	(819)	(704)	(628)	(518)
Expenses paid	(28)	(39)	-	-
Fair value of plan assets at end of year	16,669	16,707	-	-
Funded status	(1,558)	(422)	(9,043)	(7,943)
Unrecognized net actuarial loss	2,122	601	1,608	660
Unrecognized prior service cost	23	38	-	-
Prepaid (accrued) benefit cost	$ 587	$ 217	$ (7,435)	$ (7,283)

Weighted-average assumptions				
Discount rate	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	8.00%	8.50%	N/A	N/A
Rate of compensation increase	5.50%	6.00%	N/A	N/A

	For the year ended December 31,		For the year ended December 31,	
Components of net periodic benefit cost	2001	2000	2001	2000
Service cost	$ 556	$ 594	$ 104	$ 57
Interest cost	1,274	1,129	622	557
Actual return on plan assets	186	377	-	-
Amortization of prior service cost	10	19	-	-
Amortization of unrecognized net actuarial (loss) gain	(1,489)	(1,793)	46	-
Curtailments & Special Termination Benefits	87	-	7	-
Net periodic benefit cost	$ 624	$ 326	$ 779	$ 614

For measurement purposes, the health and dental care cost trend rate was assumed to be 9.5% for 2001, decreasing steadily by .50% per year over the next nine years to a long-term rate of 5%. A one percent change in the assumed health care cost trend rates would have the following effects:

(All Amounts in Thousands)	1% Increase	1% Decrease
Change in total service and interest cost components for the year ended December 31, 2001	$ 63	$ (53)
Change in postretirement benefit obligation as of December 31, 2001	883	(750)

Crew members on the Company's U.S. flag vessels belong to union-sponsored pension plans. The Company contributed approximately $1,712,000, $2,066,000, and $2,169,000 to these plans for the years ended December 31, 2001, 2000, and 1999, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.

The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of reported obligation and annual expense.

Stock Incentive Plan

In April of 1998, the Company established a stock-based compensation plan, the Stock Incentive Plan (the "Plan"). The purpose of the Plan is to increase shareholder value and to advance the interest of the Company by furnishing a variety of economic incentives designed to attract, retain, and motivate key employees and officers and to strengthen the mutuality of interests between such employees, officers, and the Company's shareholders. Incentives consist of opportunities to purchase or receive shares of common stock in the form of incentive stock options, non-qualified stock options, restricted stock, or other stock-based awards. Under the Plan, the Company may grant incentives to its eligible Plan participants for up to 650,000 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. In April of 1998, options to purchase 475,000 shares of common stock were granted to certain qualified participants at an exercise price of $17.1875 per share. In July of 1999, these options were terminated and reissued at an exercise price of $14.125 per share. No options were exercised or forfeited during the year. All options vested immediately upon the grant date. Therefore, all 475,000 options were exercisable at December 31, 2001. The stock options are due to expire on April 14, 2008.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for the Plan. Accordingly, no compensation cost has been recognized for options granted under the Plan. If the Company had determined compensation cost for the Plan based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the year ended December 31, 2001, 2000, and 1999 would have been reduced to the pro forma amounts indicated below:

(All Amounts in Thousands)	Year Ended December 31,					
	2001		2000		1999	
	As Reported	Pro Forma*	As Reported	Pro Forma*	As Reported	Pro Forma
Net (loss) income	($ 64,419)	($ 64,419)	$ 836	$ 836	$ 14,623	$ 12,699
Basic and diluted Earnings per share	($ 10.59)	($ 10.59)	$ 0.14	$ 0.14	$ 2.28	$ 1.98

* No stock options were granted for the year ended December 31, 2001 and 2000.

The weighted average fair value at the date of grant for options granted during the periods presented was $6.23 in 1999. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) expected volatility of 18.42% in 1999, and (b) risk-free interest rate of 5.99% in 1999. The remaining contractual life of each option as of December 31, 1999 was 8.289 years.

Life Insurance

The Company has agreements with the Chairman and President of the Company whereby their estates will be paid approximately $822,000 and $626,000, respectively upon death. The Company reserved amounts to fund a portion of these death benefits which amounted to $1,000,000 and holds an insurance policy which covers the remainder.

NOTE E - INCOME TAXES

The Federal income tax returns of the Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($791,000 in 2001, $1,644,000 in 2000, and $3,528,000 in 1999) are also included.

Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,000, all of which are expected to remain invested abroad indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987 shipping income, as defined under the U.S. Subpart F income tax provisions, generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.

Components of the net deferred tax liability/(asset) are as follows:

(All Amounts in Thousands)	December 31, 2001	December 31, 2000
Liabilities:		
Fixed Assets	$21,527	$53,159
Deferred Charges	5,359	8,548
Unterminated Voyage Revenue/ Expense	1,441	1,796
Intangible Assets	4,202	4,711
Deferred Insurance Premiums	963	762
Deferred Intercompany Transactions	2,530	2,530
Other Liabilities	1,896	1,308
Total Liabilities	37,918	72,814
Assets:		
Insurance and Claims Reserve	(4,234)	(4,311)
Deferred Intercompany Transactions	(2,530)	(2,530)
Post-Retirement Benefits	(2,742)	(2,646)
Alternative Minimum Tax Credit	(6,391)	(9,609)
Net Operating Loss Carryforward/ Unutilized Deficit	(8,994)	(5,656)
Valuation Allowance	879	879
Other Assets	(5,516)	(5,641)
Total Assets	(29,528)	(29,514)
Total Deferred Tax Liability, Net	$8,390	$43,300

The following is a reconciliation of the U.S. statutory tax rate to the Company's effective tax rate:

	Year Ended December 31,		
	2001	2000	1999
Statutory Rate	35.0%	35.0%	35.0%
State Income Taxes	-0.1%	11.7%	1.2%
Other, Primarily Non-deductible Expenditures	0.0%	27.7%	0.5%
	34.9%	74.4%	36.7%

The Company has available at December 31, 2001, unused operating loss carryforwards of $1,647,000 and unused foreign deficits of $24,049,000. Approximately $1,300,000 of the operating loss carryforwards will expire in 2002 and the remaining operating loss carryforwards will expire in 2008. The unused foreign deficits are available only to offset foreign earnings and do not expire.

Foreign income taxes of $473,000, $629,000, and $532,000 are included in the Company's consolidated statements of income in the Provision for Income Taxes for the years ended December 31, 2001, 2000, and 1999, respectively. The Company pays foreign income taxes in Indonesia and Thailand.

NOTE F – TRANSACTIONS WITH RELATED PARTIES

During 1990, the Company sold one of its subsidiaries to a former employee at a sales price of $500,000. At the end of 1993, the Company sold another subsidiary to the same party for a sales price of $692,000. The total receivable outstanding from this related party totaled $148,000 and $222,000 at December 31, 2001 and 2000, respectively, and is due over a period of ten years from the date of the 1993 sale. The long-term portion of this receivable is included in Due from Related Parties, and the current portion is included in Accounts Receivable – Claims and Other. Collections on the total receivable were $74,000 for each of the years ended December 31, 2001 and 2000. Interest income on this receivable is earned at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter. Interest income amounted to $16,000, $22,000, and $25,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

During 1992, a son of the President of the Company became a partner of the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre which has been utilized for various legal services since the Company's inception. The Company made payments to the firm totaling approximately $1,114,000, $1,296,000, and $1,533,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

During 1998, a wholly-owned subsidiary of the Company, LMS Shipmanagement, Inc. ("LMS"), entered into agreements with Belden Shipping Pte Ltd ("Belden") to provide ship management services beginning in 1999, from which revenues earned were approximately $80,000, $132,000, and $203,000 for the years ended December 31, 2001, 2000, and 1999 respectively. The Company acquired a 37.5% interest in Belden, Echelon Shipping, Inc. ("Echelon"), of which 7.5% interest was sold in 1999 *(See Note K)*. The Company acquired a 30.0% interest in Belden Cement Holding Inc ("BCH") in 2001 *(See Note K)*. The Company had long-term receivables, included in Due from Related Parties, from Belden and Echelon totaling approximately $21,000 and $150,000, respectively, as of December 31, 2001 and 2000. The Company had long-term receivables, included in Due from Related Parties, from BCH totaling approximately $167,000 as of December 31, 2001.

The Company also has long term receivables, included in Due from Related Parties, from LMS Manila, Inc. ("LMS Manila") and LMS Manning, Inc. ("LMS Manning") in which it owns a 40.0% and a 48.0% interest in respectively, totaling approximately $118,000 and $82,000, respectively *(See Note K)*, as of December 31, 2001. The long-term receivables, included in Due from Related Parties, as of December 31, 2000 totaled approximately $232,000 and $83,000.

NOTE G - COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2001, 17 vessels that the Company owns or operates were under various contracts extending beyond 2001 and expiring at various dates through 2024. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

The Company also maintains lines of credit totaling approximately $1,700,000 to cover standby letters of credit for membership in various shipping conferences.

Contingencies

The Company has been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. The Company believes that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of the Company's subsidiaries mitigate the Company's exposure.

In the normal course of its operations, the Company becomes involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries, and other matters. While the Company believes it has meritorious defenses against these claims, management has used significant estimates in determining the Company's potential exposure. Where appropriate, the Company has booked provisions, included in Other Long-Term Liabilities: Claims and Other, to cover its potential exposure and anticipated recoveries from insurance companies, included in Other Assets. It is reasonably possible that a change in the Company's estimate of its exposure could occur. Although it is difficult to predict the costs of ultimately resolving such issues, the Company does not expect such costs will have a material effect on the Company's financial position or results of operations.

NOTE H - LEASES

Direct Financing Lease

In 1998, the Company entered into a direct financing lease of a foreign flag PCTC that was to expire in 2018. Subsequently in 2001, the Company terminated the direct financing lease when it sold this PCTC and leased it back under an operating lease. The charter under which this vessel is operated was not affected by this transaction. In 1999, the Company entered into another direct financing lease of a foreign flag PCTC expiring in 2019. The schedule of future minimum rentals to be received under this direct financing lease in effect at December 31, 2001, is as follows:

(All Amounts in Thousands)	Receivables Under Financing Lease
Year Ended December 31,	
2002	$ 8,432
2003	8,431
2004	8,455
2005	8,432
2006	8,431
Thereafter	91,760
Total Minimum Lease Payments Receivable	133,941
Estimated Residual Values of Leased Property	2,051
Less Unearned Income	(81,009)
Total Net Investment in Direct Financing Lease	54,983
Current Portion	(1,774)
Long-Term Net Investment in Direct Financing Lease at December 31, 2001	$ 53,209

Capital Leases

The Company entered into sale-leaseback agreements in 1991 and 1992 for a group of the Company's LASH barges. During 2000, the Company entered into a sale-leaseback agreement for two of the Company's LASH vessels. The gain on this sale-leaseback is deferred over the life of the lease. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years for the LASH barges and 5 years for the LASH vessels. During 2001, the related assets were reclassified to assets held for disposal and written down to their estimated fair value. The resulting loss is part of the Impairment Loss on the Company's Income Statement. The Company intends to pay these capital leases off once the related assets are sold. Additionally in 2000, the Company entered into a sale-leaseback agreement for one of the Company's PCTCs. At inception, the lease met the required criteria for a capital lease and was accounted for as such. Subsequently in December of 2001, the Company renegotiated the lease agreement and the amended terms of the lease did not meet the required criteria for capital lease treatment. The lease was reclassified to an operating lease effective December 31, 2001 and will be accounted for as such going forward. The capital leases are included in Assets Held for Disposal in 2001 and Vessels, Property, and Other Equipment in 2000 as follows:

(All Amounts in Thousands)	December 31, 2001	December 31, 2000
LASH Barges	-	$ 24,936
LASH Vessels	$ 3,202	6,976
PCTC	-	34,540
Less Accumulated Depreciation	-	(19,894)
Total	$ 3,202	$ 46,558

The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 2001:

(All Amounts in Thousands)	Payments Under Capital Leases
Year Ended December 31,	
2002	$ 6,470
2003	5,515
2004	3,390
2005	1,977
	17,352
Less Interest	(2,316)
Present Value of Future Minimum Payments *(Based on a Weighted Average of 8.57%)*	$ 15,036

Operating Leases

During 2000, the Company entered into a sale-leaseback for one of its Breakbulk vessels which is classified as an operating lease. During 2001, the Company entered into two sale-leasebacks, one for one of the Company's domestic PCTCs and another for one of the Company's foreign flag PCTCs. The gains on these sale-leasebacks are deferred over the life of the leases. Additionally in December 2001, the Company renegotiated its capital lease agreement for one of the Company's domestic PCTCs and subsequently reclassified the lease to an operating lease. This reclassification resulted in a gain of $5,309,000, which will be deferred over the remaining life of the lease. The terms of the leases are 5 years for the Breakbulk vessel, 12 years for the domestic PCTC, 15 years for the foreign flag PCTC, and 10 years for the other domestic PCTC. The vessels under these leases are operated under fixed charter agreements covering the terms of the respective leases. The Company also conducts certain of its operations from leased office facilities and uses certain transportation and other equipment under operating leases expiring at various dates through 2008.

Rent expense related to operating leases totaled approximately $18,965,000, $9,819,000, and $7,078,000, for the years ended December 31, 2001, 2000, and 1999, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial non-cancelable terms in excess of one year as of December 31, 2001:

(All Amounts in Thousands)	Payments Under Operating Leases					
	Breakbulk	Domestic PCTC	Foreign Flag PCTC	Domestic PCTC	Other Leases	TOTAL
Year Ended December 31,						
2002	$ 940	$ 4,474	$ 6,340	$ 4,191	$ 2,392	$ 18,337
2003	940	4,474	6,340	4,191	1,587	17,532
2004	940	4,474	6,340	4,191	307	16,252
2005	783	4,474	6,340	4,424	295	16,316
2006	-	4,474	6,340	5,122	383	16,319
Thereafter	-	30,200	60,231	33,000	719	124,150
Total Future MinimumPayments	$ 3,603	$ 52,570	$ 91,931	$ 55,119	$ 5,683	$208,906

NOTE I - DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

The Company defers certain costs related to the drydocking of vessels and financing costs. Deferred drydocking costs are amortized over the period between drydockings (generally two to five years). Financing charges are amortized over the life of the applicable debt involved. These deferred costs are all amortized based on a straight-line basis and are comprised of the following:

(All Amounts in Thousands)	December 31, 2001	December 31, 2000
Drydocking Costs	$ 10,126	$ 26,631
Financing Charges and Other	4,114	5,665
Acquired Contract Costs	12,006	13,461
	$ 26,246	$ 45,757

The significant decrease in drydocking costs since December 31, 2000 is primarily due to the sale of one of the Company's LASH vessels, the sale of one of the PCTC's and the write-down of the assets reclassified to assets held for disposal. (See *Note B).*

The Acquired Contract Costs represents the portion of the purchase price paid for Waterman Steamship Corporation applicable primarily to that company's maritime prepositioning ship contract agreements. The Company amortizes the acquired contract cost using the straight-line method over the contract's useful life of twenty-one years from the acquisition date.

NOTE J - SIGNIFICANT OPERATIONS

Major Customers

The Company has several medium- to long-term contracts related to the operations of various vessels *(See Note G)*, from which revenues represent a significant amount of the Company's total revenue. Revenues from the contracts with the MSC were $36,868,000, $65,494,000, and $68,014,000 for the years ended December 31, 2001, 2000, and 1999, respectively. The drop in revenues from MSC in 2001 is a result of the termination of four vessels under contract. Additionally, the Company operated four U.S. flag LASH vessels on a liner service, of which three vessels are subsidized under MSA *(See Note A – "Subsidy Agreements")*. Revenues, including subsidy revenue, from this operation were $91,595,000, $120,110,000, and $127,799,000 for the years ended December 31, 2001, 2000, and 1999, respectively. In June of 2001, the Company adopted a plan to separate this service from the balance of its operations and dispose of these assets. In January of 2002, the Company sold one of the LASH vessels that had been receiving subsidy payments, and these subsidy payments were suspended at that time *(See Note A – "Subsidy Agreements")*. The Company also has four U.S. Flag PCTCs, also under the MSA, which carry automobiles from Japan to the United States from which revenues, from a Japanese charterer and subsidy, were $37,950,000, $37,800,000, and $32,275,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Concentrations

A significant portion of the Company's traffic receivables is due from contracts with the MSC and transportation of government sponsored cargo. There are no other concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 2001 or 2000.

With only minor exceptions related to personnel aboard certain foreign flag vessels, most of the Company's shipboard personnel are covered by collective bargaining agreements.

Geographic Information

The Company has operations in several principal markets, including international service between the U.S. Gulf and East Coast ports and ports in the Middle East, Far East, and northern Europe, and domestic transportation services along the U.S. Gulf and East Coast. Revenues attributable to the major geographic areas of the world are presented in the following table. Revenues for the **Time Charter Contracts, Contracts of Affreightment,** and **Other** are assigned to regions based on the location of the customer. Revenues for the **Liner Services** are presented based on the location of the ports serviced by this segment. Because the Company operates internationally, most of its assets are not restricted to specific locations. Accordingly, an allocation of identifiable assets to specific geographic areas is not applicable.

(All Amounts in Thousands)	For the year ended December 31, 2001	2000	1999
United States	$ 83,972	$ 110,025	$ 130,764
Asian countries	60,847	61,502	54,397
Liner services operating between:			
U.S. Gulf / East Coast ports and ports in South Asia	91,595	120,112	127,799
U.S. Gulf / East Coast ports and ports in Northern Europe	57,245	59,044	55,464
Other countries	10,711	6,422	4,785
Total Revenues	$ 304,370	$ 357,105	$ 373,209

Operating Segments

The Company's operating segments are identified primarily based on the characteristics of the contracts or terms under which the fleet of vessels and barges are operated. Each of the reportable segments is managed separately as each requires different resources depending on the nature of the contract or terms under which each vessel within the segment operates. The Company's operating segments are identified and described below.

Liner Services: A liner service operates a vessel or vessels on an established trade route with regularly scheduled sailing dates. The Company receives revenues for the carriage of cargo within the established trading area and pays the operating and voyage expenses incurred. The Company's Liner Services include a U.S. flag liner service between U.S. Gulf and East Coast ports and ports in South Asia, reclassified during 2001 to assets held for disposal, and a foreign flag transatlantic liner service operating between U.S. Gulf and East Coast ports and ports in northern Europe *(See Note B)*.

Time Charter Contracts: These are contracts by which the charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but the Company retains operational control over the vessel. Typically, the Company fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. The Company's Time Charter Contracts include those under which the MSC charters four LASH, three RO/ROs, and one Ice Strengthened Multi-Purpose Vessel for contracts of varying terms. The MSC's charter contracts with the four LASH vessels expired in late 2000 and early 2001. Since these LASH vessels were no longer under contract and were not needed for current operations, the Company sold each of these vessels (one was sold in 2000 and the remaining three were sold in 2001). Also included in this segment are contracts with car manufacturers for six PCTCs and with an electric utility for a conveyor-equipped, self-unloading Coal Carrier. In the beginning of 2001, the Company's contract to provide ocean transportation services to a major mining company at its mine in West Irian Jaya, Indonesia changed to a Time Charter Contract as opposed to a Contract of Affreightment contract. Additionally, the Company's Cape-Size Bulk Carrier, which operated in the spot market and was sold during 2001, is included in this segment.

Contracts of Affreightment ("COA"): These are contracts by which the Company undertakes to provide space on its vessel(s) for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, the Company is responsible for all operating and voyage expenses. The Company's COA segment includes a sulphur transportation contract with a major sulphur producer and for years prior to 2001, a contract to provide ocean transportation services to a major mining company at its mine in West Irian Jaya, Indonesia. Also included in this segment was a coal transportation contract with a Florida-based electric utility which was terminated by the utility company in December of 1998. The Company received a settlement for $22,975,000 in July of 1999.

Other: This segment includes results of several of the Company's subsidiaries that provide ship charter brokerage, agency, barge fleeting, and other specialized services primarily to the Company's operating segments described above. Also included in the Other category are corporate related items, results of insignificant operations, and income and expense items not allocated to reportable segments. A new service began in January of 2001, which is also included in the Other category, carrying loaded rail cars between Mobile, Alabama and Coatzacoalcos, Mexico. The Company's two Float-On/Float-Off ships are employed with this service, each having a capacity for 56 standard rail cars. With departures every four days from Coatzacoalcos and Mobile, it offers with each vessel a three-day transit between these ports and provides a total of 90 trips per year in each direction.

The following table presents information about segment profit and loss and segment assets. The Company does not allocate interest income, administrative and general expenses, equity in unconsolidated entities, or income

taxes to its segments. Intersegment revenues are based on market prices and include revenues earned by subsidiaries of the Company that provide specialized services to the operating segments.

(All Amounts in Thousands)	Liner Services	Time Charter Contracts	Contracts of Affreightment	Other	Total
2001					
Revenues from external customers	**$ 148,840**	**$ 129,845**	**$ 15,839**	**$ 9,846**	**$ 304,370**
Intersegment revenues	**-**	**-**	**-**	**28,417**	**28,417**
Gross voyage profit before depreciation and impairment loss	**(1,048)**	**53,943**	**8,425**	**(3,130)**	**58,190**
Depreciation and amortization	**14,205**	**19,290**	**5,078**	**3,698**	**42,271**
Interest expense	**3,326**	**17,162**	**2,772**	**3,477**	**26,737**
Segment (loss) profit before impairment loss, interest income, administrative and general expenses, equity in unconsolidated entities and taxes	**(14,902)**	**22,441**	**2,670**	**(9,716)**	**493**
Impairment loss	**(78,683)**	**(2,355)**	**-**	**-**	**(81,038)**
Gain on sale of vessels and other property	**-**	**3,075**	**-**	**426**	**3,501**
Segment (loss) profit before interest income, administrative and general expenses, equity in unconsolidated entities and taxes	**(93,585)**	**23,161**	**2,670**	**(9,290)**	**(77,044)**
Segment assets	**39,531**	**193,641**	**52,462**	**67,092**	**352,726**
Expenditures for segment assets	**1,990**	**40,817**	**11**	**5,137**	**47,955**
2000					
Revenues from external customers	$ 179,174	$ 141,197	$ 32,547	$ 4,187	$ 357,105
Intersegment revenues	-	-	-	29,027	29,027
Gross voyage profit before depreciation	12,957	60,504	12,523	2,264	88,248
Depreciation and amortization	21,212	26,183	8,156	1,224	56,775
Interest expense	5,221	20,459	7,323	761	33,764
Gain on sale of vessels and other property	-	5,664	-	247	5,911
Segment (loss) profit before interest income, administrative and general expenses, equity in unconsolidated entities and taxes	(7,189)	28,755	(826)	882	21,622
Segment assets	101,223	328,068	129,025	10,412	568,728
Expenditures for segment assets	3,261	34,308	4,646	830	43,045
1999					
Revenues from external customers	$ 183,477	$ 130,477	$ 30,592	$ 8,111	$ 352,657
Net revenue from contract settlement	-	-	20,552	-	20,552
Intersegment revenues	-	-	-	36,673	36,673
Gross voyage profit before depreciation	16,983	51,004	32,946	5,013	105,946
Depreciation and amortization	20,159	27,847	8,297	1,014	57,317
Interest expense	5,991	17,400	8,059	652	32,102
(Loss) gain on sale of vessels and land	(365)	7,753	-	4,185	11,573
Segment (loss) profit before interest income, administrative and general expenses, equity in unconsolidated entities and taxes	(3,857)	23,843	18,295	7,871	46,152
Segment assets	120,998	340,060	133,404	12,410	606,872
Expenditures for segment assets	19,976	45,503	857	1,913	68,249

Following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

(All Amounts in Thousands)

	For the year ended December 31,		
Profit or Loss:	2001	2000	1999
Total (loss) profit for reportable segments	$ (77,044)	$ 21,622	$ 46,152
Unallocated amounts:			
Interest income	1,157	2,118	1,339
Administrative and general expenses	23,578	22,871	24,282
(Loss) income before (benefit) provision for income taxes, equity in net income (loss) of unconsolidated enities and extraordinary item	$ (99,465)	$ 869	$ 23,209

Assets:	December 31, 2001	December 31, 2000	December 31, 1999
Total assets for reportable segments	$ 352,726	$ 568,728	$ 606,872
Unallocated amounts	107,677	126,448	128,131
	$ 460,403	$ 695,176	$ 735,003

Unallocated assets include Current Assets of $87,058,000, $110,464,000, and $112,327,000, as of December 31, 2001, 2000, and 1999, respectively. The Company manages its Current Assets on a corporate rather than segment basis.

NOTE K - UNCONSOLIDATED ENTITIES

Cement Carrier Companies

During 1998, the Company acquired a 37.5% interest in Belden, a cement carrier management company, and three cement carrier companies, Echelon, Shining Star Shipping, Inc. formerly known as Shining Star Malta Ltd. ("Shining"), and Carson Shipping, Inc. ("Carson") for approximately $3.4 Million. During 1999, the Company sold 7.5% of its 37.5% interest in each of the aforementioned companies for approximately $806,000. In late 1999, the Company acquired a 30% interest in another cement carrier company, Goodtime Shipping Inc. ("Goodtime"), for approximately $633,000. During 2000, the Company acquired a 30% interest in another cement carrier company, Yakuma Shipping Inc. ("Yakuma"), for $600,000. In October of 2000, the Company sold its interest in Carson for approximately $511,000, resulting in a loss of approximately $273,000. Also, in late 2000, Goodtime was liquidated due to a constructive total loss of its cement carrier for which the Company received approximately $1,000,000, representing its portion of the insurance recovery on the lost vessel. The liquidation resulted in a gain of approximately $295,000. The proceeds were received in January of 2001.

During 2001, the Company acquired a 30% interest in three additional cement carrier companies, Tilbury Shipping Inc. ("Tilbury"), Emblem Shipping Inc. ("Emblem") and Mattea Shipping Inc. ("Mattea"), for $1,400,000, $700,000, and $512,000, respectively. In early 2001, the Company also acquired a 30% interest in BCH, which is a holding company for each of the aforementioned cement carrier companies. Echelon, Shining, Yakuma, Tilbury, Emblem, and Mattea each own and operate one cement carrying vessel under medium- to long-term contracts and are managed by Belden.

The investments are accounted for under the equity method of accounting and the Company's share of earnings or losses are reported in the Company's consolidated statements of income net of taxes. The Company's portion of their combined earnings net of taxes at December 31, 2001 was $389,000. The Company's portion of their combined losses before taxes at December 31, 2000 and 1999 was $114,000 and $131,000, respectively. No distributions were made during 2001 and 1999. No distributions were made during 2000, except for the sale of Carson and liquidation of Goodtime.

Cape-Size Bulk Carriers

During 2000, Cape Shipholding, Inc., a wholly-owned subsidiary of the Company, acquired a 12.5% interest in Bulk Venture, Ltd. for approximately $1,280,000, which owns two newly built cape-size bulk carrier vessels. During

2001, the Company made an additional investment in Bulk Venture, Ltd. of approximately $376,000. Additionally during 2001, the Company acquired a 12.5% interest in Bulk Venture II, Ltd. for $770,000, which owns two newly built cape-size bulk carrier vessels which are currently under construction. These investments are accounted for under the cost method of accounting which permits recognition of income only upon distribution of dividends or sale of investment. The Company received dividends of approximately $74,000 net of taxes in 2001. No dividends were received during 2000.

Ship Management Companies

During 1999, LMS acquired a 40% interest in LMS Manila for $21,000 and a 48% interest in LMS Manning for $6,000. These two companies provide ship management services for the Company. The investments are accounted for under the equity method of accounting and the Company's share of earnings or losses are reported in the Company's consolidated statements of income net of taxes. The Company's portion of the combined earnings from the date of these investments until December 31, 2001, was not material.

NOTE L - SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
(All Amounts in Thousands)	2001	2000	1999
Cash Payments:			
Interest Paid	$27,669	$35,528	$30,344
Taxes Paid	982	2,998	3,075

During 1998, the Company sold one of its foreign flag PCCs for $18,200,000 of which $15,200,000 was received in cash and $3,000,000 in the form of a five-year promissory note. In January of 2002, this receivable was fully paid off earlier than its initial five-year term.

During 1999, the Company sold an additional foreign flag PCC for $18,200,000 of which $15,200,000 was received in cash and $3,000,000 in the form of a five-year promissory note. This note is being repaid in ten semi-annual installments of $300,000 each, in addition to interest at LIBOR plus 1%.

During 2000, the Company entered into a sale-leaseback for one of its Ice Strenghtened Multi-Purpose vessels for $4,700,000 of which approximately $1,000,000 was received in cash and approximately $3,700,000 in the form of a five-year promissory note. The note is being repaid in 60 (sixty) monthly installments of $61,666, in addition to interest at 10%.

For purposes of the accompanying consolidated statements of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The estimated fair values of the Company's financial instruments and derivatives are as follows (asset/(liability)):

	December 31, 2001		December 31, 2000	
(All Amounts in Thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Interest Rate Swap Agreements	-	($1,800)	-	$685
Foreign Currency Contracts	-	($25)	-	($36)
Commodity Swap Contracts	-	($204)	-	($317)
Long-Term Debt	($245,827)	($248,354)	($330,218)	($337,702)

Disclosure of the fair value of all balance sheet classifications, including but not limited to certain vessels, property, equipment, direct financing leases, or intangible assets which may have a fair value in excess of historical cost, is not required. Therefore, this disclosure does not purport to represent the fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents and Marketable Securities

The carrying amount approximates fair value for each of these instruments. The Company has categorized all marketable securities as available-for-sale.

Interest Rate Swap Agreements

The Company has only limited involvement with derivative financial instruments. They are used to manage well-defined interest rate risks and are not used for trading purposes. In December of 1998, the Company entered into an interest rate swap agreement with a commercial bank to reduce the possible impact of higher interest rates in the long-term market by utilizing the fixed rate available with the swap. In August of 2001, the Company paid off its variable rate loan and therefore terminated the interest rate swap agreement. The fixed rate payor was the Company, and the floating rate payor was Citibank, N.A. The fixed rate was 5.275% at December 31, 2000, and the floating rate was 6.42% at December 31, 2000. The Company received payments under this agreement totaling $234,000 during the first half of 2001, and $542,000 during 2000. The Company received a settlement payment of $202,000 in August of 2001.

During September of 1999, the Company entered into another interest rate swap agreement with a commercial bank to reduce the possible impact of higher interest rates in the long-term market by utilizing the fixed rate available with the swap. The fixed rate payor is the Company, and the floating rate payor is HSBC Bank plc. The fixed rate was 7.7% at December 31, 2001 and 2000, and the floating rates were 3.59% and 7.75% at December 31, 2001 and 2000, respectively. The contract amount totaled $26,560,000 and $29,880,000 at December 31, 2001 and 2000, respectively, and will expire in September of 2004. The Company made payments under this agreement totaling $280,000 during 2001 and $173,000 during 2000. The Company is expected to make a payment of $542,000 in March of 2002.

The Company considers its remaining futures contract to be a hedging activity. Under SFAS No. 133 *(see Note A)*, in order to consider the futures contract as a hedge, (i) the Company must designate the futures contract as a hedge of future transactions, and (ii) the contract must reduce the Company's exposure in the risk of changes in interest rates. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Net receipts or payments under the agreement are recognized as an adjustment to interest expense, while changes in the fair market value of the hedge are not recognized in income. The Company will recognize the fair market value of the hedge in income at the time of maturity, sale or termination, though the Company does not anticipate the sale or termination of the hedge. The fair value of the interest rate swap is the estimated amount that the bank would receive or pay to terminate the swap agreement at the reporting date, taking into account current market conditions and interest rates.

Foreign Currency Contracts

The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The term of the currency derivatives is rarely more than one year. Due to the immaterial nature of these contracts, the Company has not designated the foreign currency contracts as hedges. Therefore, the changes in the fair market value of these hedges are recognized as gains or losses in revenues in the period of change. The Company includes the gains or losses on the maturity, sale, or termination in revenues in the period the hedged transaction is recorded, though the Company does not anticipate the sale or termination of these hedges.

During December of 2000, the Company entered into a forward purchase contract which expired in December of 2001. The contract was for Singapore Dollars and was for $1,500,000 U.S. Dollar equivalents. There were no forward purchase contracts as of December 31, 2001. As of December 31, 2001 and 2000, the Company was also a party to forward sales contracts in various currencies totaling $1,651,000 and $1,069,000 U.S. Dollar equivalents, respectively. Gains and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

Commodity Swap Contracts

During January of 2000, the Company entered into two commodity swap agreements, one with a major energy trading corporation and one with a commercial bank for a portion of its estimated 2000 fuel purchases to manage the risk associated with changes in fuel prices. The first contract was effective for one year beginning January 4, 2000, and was for 45,000 tons of fuel. The contract required that a payment be made for the difference between the contract rate of $110 per ton and the market rate for the fuel on each settlement date. The second contract was effective for one year beginning January 6, 2000, and was for 40,000 tons of fuel. It required that a payment be made for the difference between the contract rate of $116.77 per ton and the market rate for the fuel on each settlement date. The combination

of the two hedges was approximately 44% of the Company's fuel purchases during 2000. Both of these hedges expired December 31, 2000, and the Company received payments under these agreements totaling $2,443,000 in 2000 for both hedges.

During December of 2000, the Company entered into three commodity swap agreements with a major Energy Trading Corporation for a portion of its estimated 2001 fuel purchases to manage the risk associated with changes in fuel prices. The contracts were effective for one year beginning in January of 2001 and expired December 31, 2001, and were for 18,000, 22,500, and 12,000 tons of fuel. The contracts required that a payment be made for the difference between the contract rate of $127, $123 and $117 per ton, respectively, and the market rate for the fuel on each settlement date. During September of 2001, the Company entered into an additional commodity swap agreement for 7,500 tons of fuel which was effective for three months beginning in October of 2001 and expired December 31, 2001. The contract required that a payment be made for the difference between the contract rate of $112 per ton and the market rate for the fuel on each settlement date. The combination of these hedges was approximately 33% of the Company's fuel purchases during 2001. The Company made payments under these agreements totaling $547,000 in 2001.

During 2001, the Company entered into two commodity swap agreements with a major Energy Trading Corporation for a portion of its estimated 2002 fuel purchases to manage the risk associated with changes in fuel prices. The contracts are effective for one year beginning in January of 2002 and expire December 31, 2002, and are for 22,500 and 12,000 tons of fuel. The contracts require that a payment be made for the difference between the contract rate of $106.50 and $99.50 per ton, respectively, and the market rate for the fuel on each settlement date. The combination of these two hedges represents approximately 49% of the Company's expected 2002 fuel purchases.

The Company considers these futures contracts to be hedging activities. Under SFAS No. 133 *(see Note A)*, in order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future transactions, and (ii) the contract must reduce the Company's exposure in the risk of changes in prices. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid for each monthly settlement are included in revenue, while changes in the fair market value of these hedges are not recognized in income. The Company will recognize the fair market value of the hedges in income at the time of maturity, sale or termination, though the Company does not anticipate the sale or termination of these hedges.

Long-Term Debt

The fair value of the Company's debt is estimated based on quoted market prices for the publicly listed Senior Notes and the current rates offered to the Company on other outstanding obligations.

Amounts Due from Related Parties

The carrying amount of these notes receivable approximated fair market value as of December 31, 2001 and 2000. Fair market value takes into consideration the current rates at which similar notes would be made.

Restricted Investments

The carrying amount of these investments, which were included in Cash and Cash Equivalents, approximated fair market value as of December 31, 2001 and 2000, based upon current rates offered on similar instruments.

NOTE N - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Following are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.

(All Amounts in Thousands)		December 31, 2001		December 31, 2000
Accrued Voyage Expenses	$	17,595	$	29,718
Trade Accounts Payable		10,062		6,539
Accrued Interest		4,593		6,153
Self-Insurance Liability		7,884		9,046
Accrued Salaries and Benefits		632		820
Other Short Term Liablities		204		-
	$	40,970	$	52,276

NOTE O - QUARTERLY FINANCIAL INFORMATION - (Unaudited)

		Quarter Ended			
		March 31	June 30	Sept. 30	Dec. 31
		(All amounts in thousands except per share data)			
2001	Revenue	$ 80,399	$ 76,329	$ 78,236	$ 69,406
	Expense	72,760	71,608	70,994	61,778
	Impairment Loss	2,355	78,928	400	(645)
	Gross Voyage Profit (Loss)	5,284	(74,207)	6,842	8,273
	Loss Before Extraordinary Item	(5,353)	(57,399)	(165)	(1,517)
	Extraordinary Item	-	-	-	15
	Net Loss	(5,353)	(57,399)	(165)	(1,502)
	Basic and Diluted Loss per Common Share:				
	Loss Before Extraordinary Item	(0.88)	(9.44)	(0.03)	(0.25)
	Extraordinary Item	-	-	-	-
	Net Loss	(0.88)	(9.44)	(0.03)	(0.25)
2000	Revenue	$ 89,024	$ 88,937	$ 86,322	$ 92,822
	Expense	79,849	75,638	73,023	79,120
	Gross Voyage Profit	9,175	13,299	13,299	13,702
	(Loss) Income Before Extraordinary Item	(3,299)	2,942	176	329
	Extraordinary Item	-	-	242	446
	Net (Loss) Income	(3,299)	2,942	418	775
	Basic and Diluted Earnings (Loss) per Common Share:				
	(Loss) Income Before Extraordinary Item	(0.54)	0.48	0.03	0.06
	Extraordinary Item	-	-	0.04	0.07
	Net (Loss) Income	(0.54)	0.48	0.07	0.13
1999	Revenue	$ 88,429	$ 85,835	$ 101,735	$ 97,210
	Expense	75,851	69,590	76,706	84,381
	Gross Voyage Profit	12,578	16,245	25,029	12,829
	Net Income (Loss)	1,023	6,823	7,237	(460)
	Basic and Diluted Earnings (Loss) per Common Share:				
	Net Income (Loss)	0.16	1.04	1.11	(0.07)

OFFICERS AND DIRECTORS

Officers

Niels W. Johnsen
Chairman of the Board
International Shipholding Corporation

Erik F. Johnsen
President
International Shipholding Corporation

Niels M. Johnsen
Executive Vice President
International Shipholding Corporation

Erik L. Johnsen
Executive Vice President
International Shipholding Corporation

Gary L. Ferguson
Vice President
and Chief Financial Officer
International Shipholding Corporation

R. Christian Johnsen
Secretary
International Shipholding Corporation
Partner
Jones, Walker, Waechter, Poitevent, Carrere and Denegre, Attorneys, New Orleans

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Directors

Harold S. Grehan, Jr.
Vice President (Retired)
International Shipholding Corporation

Erik F. Johnsen
President
International Shipholding Corporation

Erik L. Johnsen
Executive Vice President
International Shipholding Corporation

Niels M. Johnsen
Executive Vice President
International Shipholding Corporation

Niels W. Johnsen
Chairman of the Board
International Shipholding Corporation

Edwin Lupberger
Nesher Investments LLC
New Orleans, Louisiana

Raymond V. O'Brien, Jr.
Chairman of the Board
and Chief Executive Officer (Retired)
Emigrant Savings Bank, New York

Edward K. Trowbridge
Chairman of the Board
and Chief Executive Officer (Retired)
Atlantic Mutual Companies, New York

Additional copies of the Company's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available on written request to:

Gary L. Ferguson, Vice President
International Shipholding Corporation
1700 Poydras Center
650 Poydras Street
New Orleans, LA 70130

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Registrar

American Stock Transfer & Trust Company

Stock Listing

Common stock traded on
the New York Stock Exchange
Symbol: ISH

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held in the Executive Board Room, 17th Floor Poydras Center, 650 Poydras Street, New Orleans, Louisiana on April 17, 2002 at 2:00 P.M., New Orleans time. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to each stockholder on or about March 12, 2002, at which time proxies will be requested by the management.

INTERNATIONAL SHIPHOLDING CORPORATION

New York
New Orleans
Washington, D.C.







Principal Subsidiaries:

Central Gulf Lines, Inc.

Waterman Steamship Corporation

Forest Lines Inc.